UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	1Q20 Grupo Supervielle earings results.

GRUPO SUPERVIELLE

GRUPO

SUPERVIELLE S.A.

REPORTS 1Q20 CONSOLIDATED RESULTS

1Q20 Net Income of AR$454 million and Comprehensive net income of AR$405 million, both figures including inflation adjustment effects

Buenos Aires, May 28, 2020 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three-month period ended March 31, 2020.

Starting 1Q20, the Company began reporting results applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”) as established by the Central Bank. For ease of comparison, figures for all quarters of 2019 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2020. More information can be found in the Section “Hyperinflation Accounting in Argentina” on page 56. This report also includes Managerial figures which exclude the IAS29 adjustment for 1Q20 and present 1Q19, 2Q19, 3Q19 and 4Q19 figures as they were previously reported according to Central Bank Rules until December 31, 2019 and before the adoption of Rule IAS29 this quarter.

Details with regard to the Argentine government’s social aid, monetary and fiscal measures to mitigate the economic impact of the COVID-19 pandemic can be found on page 56, while the specific measures taken by Grupo Supervielle in response to the pandemic may be found on page 11.

Management Commentary

Commenting on first quarter 2020 results, Jorge Ramirez, Grupo Supervielle's CEO, noted: “As we navigate this unprecedented global health and economic crisis, we are focusing on three key strategic areas: protecting the health of our employees and customers, while supporting our communities through donations to social agencies and other initiatives, ensuring operational continuity and accelerating our digital transformation to optimize our customers’ experience. Importantly, our high liquidity and comfortable capitalization levels strengthen our long-term sustainability in a rapidly changing environment.

Responding early to the COVID-19 pandemic, we established remote working for over 95% of non-branch employees, rotation of half of our branch staff every two weeks and 100% remote work for some of our subsidiaries, in advance of the mandatory shelter-in-place established by the government on March 19, 2020. Stricter sanitation procedures were set up across our branches that remain open for limited transactions. More recently, as restrictions are being gradually lifted, we have implemented back-to-work protocols for essential employees to safeguard their health and wellbeing.

With a focus on supporting our customers, we have rapidly adjusted operations, accelerated digitalization and implemented a series of measures to promote safe banking and provide financial relief. For example, for senior citizens, which are a significant portion of our customer base, we adapted our ATM network infrastructure, we added functionalities to our online applications as well as in transactional channels and updated procedures to facilitate their banking needs. This has translated in a significant increase in the use of digital and automatic transactional channels. We are also supporting SMEs with their payroll and working capital needs through loans promoted by the government; and have launched specific credit lines for SMEs in the health and transportation sectors. On the digital transformation front, we are also adding functionalities across personal and corporate banking, as well as consumer finance to rapidly meet current and future needs.

Looking ahead, the path to economic recovery remains uncertain and is largely dependent on the depth and duration of this global health crisis and the government’s measures to contain the outbreak and actions to mitigate the economic impact. The pace of the recovery will also depend on the resolution of the Argentine sovereign debt restructuring, and a combination of all of the above factors will certainly impact the overall system asset quality We will continue to closely monitor our loan portfolio and make adjustments accordingly.

In this environment, as I mentioned earlier, we remain focused on implementing the highest possible standards to protect the health of our employees and customers, ensure continuity of our operations and accelerate initiatives, such as the digital transformation process, that will enhance our ability to continue to provide the customized and elevated level of service that distinguishes our Company,”, concluded Mr. Ramirez.

First Quarter 2020 Highlights

PROFITABILITY

Profit before income tax of AR$797.0 million in 1Q20 compared to a AR$631.8 million loss in 1Q19 and a AR$928.4 million loss in 4Q19. Excluding the impact of IAS29, Profit before income tax, would have been Ps.1.8 billion in 1Q20 up 137.8% YoY and 72.9% QoQ.

QoQ improvement was explained by: i) a 15.2% decrease in Personnel & Administrative Expenses, (ii) a smaller impact of inflation adjustment due to deceleration in inflation in 1Q20 compared to 4Q19, and (iii) an increase in Net Service Fee Income mainly from fees repricing throughout the quarter. These were partially offset by (i) lower Net Financial Income as 4Q19 benefitted from price improvements in reprofiled government short term treasury notes and (ii) higher LLP based on expected losses according to IFRS9.

•	Attributable Net income of AR$453.4 million in 1Q20, compared to AR$1.4 billion loss in 1Q19 and AR$759.4 million loss in 4Q19. Excluding the impact of IAS29, Attributable Net income would have been AR$1.5 billion in 1Q20 increasing 148.8% YoY and remaining stable as compared to 4Q19. 1Q20 net income reflects an AR$343.2 million charge in Income Tax compared to an AR$168.6 million gain in 4Q19.

ROAE of 7.7% in 1Q20 compares to -20.1% in 1Q19 and -13.1% in 4Q19. ROAE in 1Q20 benefitted from deceleration in the inflation pace (7.8% in the quarter) compared to ROAE in 4Q19 and 1Q19 when inflation peaked at 11.7% and 11.8% respectively. Excluding the impact of IAS29, ROAE would have been 26.4% in 1Q20 compared to 13.6% in 1Q19 and 28.4% in 4Q19.

ROAA of 1.0% in 1Q20 compared to -2.2% in 1Q19 and -1.7% in 4Q19. Excluding the impact of IAS29, ROAA would have been 3.5% in 1Q20 compared to 1.5% in 1Q19 and 3.7% in 4Q19.

Revenues were down 8.5% YoY and flat QoQ. Excluding adoption of IAS29, Total revenues would have increased 36.8% YoY and 5.6% QoQ.

MARGIN

Net Financial Income of AR$7.4 billion was down 11.7% YoY and 13.8% QoQ. In 4Q19, NFI income was AR$1.3 billion benefitted from price improvements in reprofiled short term AR$ and US$ Argentine treasury notes held by Supervielle. Excluding this non recurring income in 4Q19, NFI in 1Q20 would have increased 0.9% mainly explained by a 950 basis points (bps) decrease in AR$ cost of funds following the decline in market interest rates, while interest on loans continued to benefit from additional repricing in personal loans, partially offset by a 2,600 bps decrease in the average yield of the Central Bank 7 days Leliqs, from 68.7% to 42.4%. Excluding the impact of IAS29, Net Financial Income, would have been Ps. 7.2 billion in 1Q20 increasing 32.1% YoY but down 5.5% QoQ. Excluding non recurring income in 4Q19, comparable non restated NFI figures would have reflected a 10.7% increase QoQ.

Net Interest Margin (NIM) of 22.8% was up 388 bps YoY, but declined 592 bps QoQ. Excluding the price improvement impact of reprofiled short term Argentine treasury notes held by Supervielle in 4Q19, NIM would have decreased 180 bps in the quarter. This decrease reflects the strong increase in assets, mainly driven by: i) an increase in holdings of Central Bank Leliqs by raising wholesale deposits to take advantage of higher spreads on Leliqs; and ii) the abovementioned 2,600 bps decline in the average yield of the Central Bank Leliqs. These effects were partially offset by the 950 bps decrease in AR$ cost of funds following the decline in market interest rates, and the continued lagged repricing of the AR$ portfolio. AR$ Loan portfolio NIM in the quarter was 30.0% compared to 28.3% in 4Q19.

Note: In 1Q20 and 4Q19, AR$3.8 billion and AR$1.3 billion yield from investments in 7-day Central Bank securities had been recorded in NII since the Company changed in October 2019, the classification of these securities into “at Fair value through other comprehensive income”. 4Q19 NIFFI account, still recorded AR$1.4 billion of these securities yield before the change in classification was made.

ASSET QUALITY

The total NPL ratio increased by 140 bps YoY but declined 70 bps QoQ to 6.7% in 1Q20. QoQ performance was explained by a 80 bps decrease in Personal and Business Segment NPL and 720 bps decrease in Consumer Finance NPL. QoQ decline benefitted from Central Bank regulatory easing amid the pandemic on debtor classifications (adding a 60 days grace period before the loan is classified as NPL) and the suspension of mandatory reclassification of customers that are non performing with other banks, but performing with Supervielle.

Loan loss provisions (LLP) totaled AR$1.6 billion in 1Q20, decreasing 45.4% YoY but increasing 32.0% QoQ. In 1Q20, levels of provisioning reflect expected losses arising from adoption of Central Bank implementation of IFRS9 rule, effective on January 1, 2020 except for consumer finance segment, but includes only a non-material amount for a Covid-19 potential impact.. The coverage ratio increased to 99.6%, from 83.0% in 4Q19, due to increased loan loss provisions in the quarter and benefitting from the above mentioned regulatory easing. As of March 31, 2020 collateralized non-performing commercial loans increased to 61% of total, from 58% as of December 31, 2019 and 20% as of June 30, 2019.

EXPENSES & EFFICIENCY

Efficiency ratio was 60.4% in 1Q20 declining 410 bps from 1Q19 and 1,600 bps from 4Q19. Excluding non-recurring severance and early retirement charges of AR$880 million in 4Q19, efficency in 1Q20 improved 620 bps QoQ mainly due to the decrease in administrative expenses reflecting streamlining undertaken in 2019 and strict cost control actions implemented by the Company while revenues remained flat.

LIQUIDITY

Loans to deposits ratio of 68.1% was down from 74.9% as of March 31, 2019 and from 103.5% as of December 31, 2019. AR$ loans to AR$ deposits ratio was 62.3% compared to 78.3% on March 31, 2019 and 107.6% as of December 31, 2019. The ratio reflects the QoQ 60.9% increase in AR$ deposits following the increase in AR$ wholesale and institutional deposits raised to fund increased investments in Central Bank 7-day Leliqs and the 14.8% increase in core peso franchise deposits, while AR$ loans remained flat. The 4Q19 ratio reflected the Company’s decision to deleverage its balance sheet and year end liquidity management. As of March 31, 2020, the Liquid US$ Assets to US$ deposits ratio was 61%, while Liquid AR$ Assets to AR$ deposits ratio was 60%.

Total Deposits measured in AR$ unit at the end of 1Q20 declined 16.5% YoY but increased 41.5% QoQ to AR$135.8 billion. AR$ deposits rose 3.1% YoY and 60.9% QoQ. Foreign currency deposits (measured in US$) declined 58.2% YoY and 4.1% QoQ, following industry trends since August 2019.

ASSETS

Loans measured in AR$ unit at the end of 1Q20 declined 24.0% YoY and 7.2% QoQ to AR$92.2 billion. The AR$ Loan portfolio rose 17.9% YoY and 6.9% QoQ. FX loans, measured in US$, declined 39.4% YoY and 8.0% QoQ. YoY and QoQ inflation was 48.4% and 7.8% respectively.

Total Assets down 19.8% YoY but up 22.4% QoQ, to AR$197.0 billion. QoQ performance reflects the increase in holdings of Central Bank Leliqs by raising wholesale deposits to take advantage of higher spreads on Leliqs, following the balance sheet deleveraging in prior quarter.

CAPITAL

Common Equity Tier 1 Ratio as of March 31, 2020, was 13.3%, compared to the 11.3% reported as of December 31, 2019 and 11.9% reported as of March 31, 2019. The QoQ increase reflects initial IAS29 adjustment on non monetary assets, and Central Bank regulatory easing on provisions amid the Covid-19 pandemic that allows banks to consider as Tier 1 Common Equity, the difference between expected loss provisions recorded following IFRS9, and provisions recorded as of November 30, 2019 under the previous accounting framework. On a proforma basis, if having impacted by December 31, 2019 inflation adjustment, Tier 1 ratio would have been 12.1%.

Financial Highlights & Key Ratios

Information stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods provided for comparative purposes.

Highlights
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)						% Change
INCOME STATEMENT	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Net Interest Income	7,030.1	4,910.0	1,932.7	1,910.0	1,894.1	43.2%	271.2%
NIFFI & Exchange Rate Differences	410.3	3,717.6	4,762.0	7,231.8	6,535.1	-89.0%	-93.7%
Net Financial Income	7,440.4	8,627.6	6,694.7	9,141.8	8,429.2	-13.8%	-11.7%
Net Service Fee Income (excluding income from insurance activities)	1,737.6	1,511.2	1,710.4	1,730.4	1,899.4	15.0%	-8.5%
Income from Insurance activities	323.4	368.7	327.4	302.6	321.4	-12.3%	0.6%
RECPPC	-869.3	-1,874.3	-1,775.9	-907.4	-1,694.8	-53.6%	-48.7%
Loan Loss Provisions	-1,580.6	-1,197.2	-2,544.7	-1,694.9	-2,896.6	32.0%	-45.4%
Personnel & Administrative Expenses	5,380.5	6,343.6	5,410.2	6,125.7	5,551.2	-15.2%	-3.1%
Profit before income tax	797.0	-928.4	-2,390.1	983.6	-631.8	-185.8%	-226.2%
Attributable Net income	453.4	-759.4	-2,179.7	1,130.5	-1,353.5	-159.7%	-133.5%
Attributable Comprehensive income	405.2	-676.2	-2,179.0	1,141.2	-1,355.0	-159.9%	-129.9%
Earnings per Share (AR$)	1.0	-1.7	-4.8	2.5	-3.0
Earnings per ADRs (AR$)	5.0	-8.3	-23.9	12.4	-14.8
Average Outstanding Shares (in millions)	456.7	456.7	456.7	456.7	456.7
BALANCE SHEET	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Total Assets	196,973.1	160,885.0	195,007.4	228,173.3	245,587.4	22.4%	-19.8%
Average Assets[1]	189,314.9	175,470.2	209,761.6	227,076.6	241,756.2	7.9%	-21.7%
Total Loans & Leasing	92,230.8	99,342.6	105,408.7	111,250.9	121,396.1	-7.2%	-24.0%
Total Deposits	135,795.5	95,950.4	122,914.5	152,599.4	162,713.1	41.5%	-16.5%
Attributable Shareholders’ Equity	26,481.0	26,075.7	26,754.8	31,678.2	28,291.6	1.6%	-6.4%
Average Attributable Shareholders’ Equity[1]	23,595.0	23,130.8	24,540.5	25,105.3	26,898.4	2.0%	-12.3%

KEY INDICATORS	1Q20	4Q19	3Q19	2Q19	1Q19
Profitability & Efficiency
ROAE	7.7%	-13.1%	-35.5%	18.0%	-20.1%
ROAA	1.0%	-1.7%	-4.2%	2.0%	-2.2%
Net Interest Margin (NIM)	22.8%	28.8%	17.4%	22.0%	19.0%
Net Fee Income Ratio	21.7%	17.9%	23.3%	18.2%	20.8%
Cost / Assets	12.3%	15.8%	11.4%	11.8%	9.9%
Efficiency Ratio	60.4%	76.3%	75.6%	65.2%	64.5%
Liquidity & Capital
Total Loans to Total Deposits	68.1%	103.5%	85.8%	72.9%	74.9%
AR$ Loans to AR$ Deposits	62.3%	107.6%	82.2%	78.5%	78.3%
US$ Loans to US$ Deposits	97.2%	92.1%	95.9%	60.9%	66.8%
Liquidity Coverage Ratio (LCR)[3]	130.2%	150.3%	141.7%	164.5%	143.9%
Total Equity / Total Assets	13.4%	16.2%	13.7%	13.9%	11.5%
Capital / Risk weighted assets [4]	14.0%	12.2%	12.8%	12.9%	13.2%
Tier1 Capital / Risk weighted assets [5]	13.3%	11.3%	11.8%	11.9%	11.9%
Risk Weighted Assets / Total Assets	69.8%	89.2%	76.7%	68.5%	45.3%
Asset Quality
NPL Ratio	6.7%	7.4%	6.9%	5.1%	5.3%
Allowances as a % of Total Loans	6.6%	6.3%	6.0%	5.5%	5.3%
Coverage Ratio	99.6%	83.0%	86.1%	107.7%	100.0%
Cost of Risk	6.8%	5.0%	9.6%	6.0%	9.8%
MACROECONOMIC RATIOS
Retail Price Index (%)[6]	7.8%	11.7%	12.5%	9.5%	11.8%
Avg. Retail Price Index (%)	50.5%	52.1%	54.1%	56.3%	51.2%
UVA (var)	9.5%	14.3%	8.5%	12.0%	9.4%
Pesos/US$ Exchange Rate	64.47	59.90	57.56	42.45	43.35
Badlar Interest Rate (eop)	27.6%	39.4%	58.9%	47.5%	45.7%
Badlar Interest Rate (avg)	33.2%	48.1%	54.7%	50.9%	41.8%
Monetary Policy Rate (eop)	38.0%	55.0%	78.4%	62.7%	68.2%
Monetary Policy Rate (avg)	45.6%	65.3%	71.5%	66.8%	55.8%
OPERATING DATA
Active Customers (in millions)	1.8	1.8	1.8	1.8	1.8
Access Points	316	316	317	318	316
Employees[7]	5,055	5,019	5,134	5,135	5,203	0.7%	-2.8%

1.	Average Assets and average Shareholder´s Equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.

3.	This ratio includes the liquidity held at the holding company level.

4.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. Since January 1, 2020, financial institutions which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements, among others on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries). As of March 31, 2020, the calculation methodology has not been released and therefore we continue to calculate this ratio adding to the Bank’s regulatory capital ratio, the amount of liquidity held at the holding company level. In previous quarters this ratio was named as Proforma Ratio .

5.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. Applies same disclosure as in footnote 4.

6.	Source: INDEC

7.	These figures do not include temporary employees

Managerial Information. Non-restated figures

The 1Q20 management information included hereunder is not serived directly from accounting records as it is an estimate of non-restated figures excluding the impact of IAS 29 effective January 1, 2020. This information is only provided for comparative purposes with figures disclosed in previous years before the adoption of rule IAS 29.

Highlights - Non-restated figures
(In millions of Argentine Ps.)						% Change
INCOME STATEMENT	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Net Interest Income	6,840.0	4,412.3	1,523.8	1,370.7	1,218.3	55.0%	461.4%
NIFFI & Exchange Rate Differences	397.4	3,245.5	3,754.4	5,189.6	4,259.4	-87.8%	-90.7%
Net Financial Income	7,237.5	7,657.8	5,278.1	6,560.3	5,477.7	-5.5%	32.1%
Net Service Fee Income (excluding income from insurance activities)	1,692.5	1,348.7	1,348.5	1,241.7	1,227.8	25.5%	37.8%
Income from Insurance activities	289.6	266.8	258.1	217.2	204.0	8.5%	42.0%
Loan Loss Provisions	-1,541.8	-1,368.1	-2,007.4	-1,210.8	-1,893.0	12.7%	-18.6%
Personnel & Administrative Expenses	5,231.1	5,690.4	4,265.4	4,395.8	3,597.7	-8.1%	45.4%
Profit before income tax	1,780.4	1,029.8	-116.5	1,566.1	748.7	72.9%	137.8%
Attributable Net income	1,465.7	1,466.2	301.0	1,901.5	589.1	0.0%	148.8%
Attributable Comprehensive income	1,417.2	1,570.3	732.1	1,909.3	615.4	-9.8%	130.3%
Earnings per Share (AR$)	3.2	3.2	0.7	4.2	1.3
Earnings per ADRs (AR$)	16.0	16.1	3.3	20.8	6.4
Average Outstanding Shares (in millions)	456.7	456.7	456.7	456.7	456.7
BALANCE SHEET	mar 20	dec 19	sep 19	jun 19	mar 19
Total Assets	192,679.5	146,493.1	159,815.8	166,144.7	163,849.3	31.5%	17.6%
Average Assets[1]	169,586.3	156,563.6	165,375.6	162,952.7	156,037.7	8.3%	8.7%
Total Loans & Leasing	92,230.8	92,154.9	87,524.6	82,117.7	81,827.1	0.1%	12.7%
Total Deposits	135,795.5	89,008.2	102,060.3	112,638.3	109,676.8	52.6%	23.8%
Attributable Shareholders’ Equity	22,685.2	21,680.0	20,109.7	19,377.6	17,771.0	4.6%	27.7%
Average Attributable Shareholders’ Equity[1]	22,182.6	20,638.5	19,347.7	18,015.9	17,361.2	7.5%	27.8%
PROFITABILITY	1Q20	4Q19	3Q19	2Q19	1Q19
ROAE	26.4%	28.4%	6.2%	42.2%	13.6%
ROAA	3.5%	3.7%	0.7%	4.7%	1.5%

1Q20 Earnings

Call Dial-In Information

Date:	Friday May 29, 2020

Time:	9:00 AM ET; 10:00 AM (Buenos Aires Time)

Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)

Webcast:	http://public.viavid.com/index.php?id=139692

Replay:	From Friday May 29, 2020, 12:00 PM ET through Friday June 12, 2020, 11:59 PM ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13703230

Supervielle Measures in the ongoing COVID-19 pandemic environment

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting the Company businesses. Branches were required to remain closed during the second half of March 2020, and have subsequently only gradually been allowed to open with limited operations. As of the date, banks are permitted to open to provide limited services to clients with prior appointments, provided that certain health and safety requirements set forth by the Central Bank are complied with. Details with regard to the Argentine government’s social aid, monetary and fiscal measures to mitigate the economic impact of the COVID-19 pandemic which also impact the Company’s operations, can be found on page 56.

Since early March 2020, Supervielle’s management has been actively monitoring the evolution of the ongoing COVID-19 pandemic and the impact it may have on the business. Measures have been taken rapidly as the situation continued to evolve, focusing mainly in protecting the Company’s employees and customers and ensuring the continuity of business operations. On March 13, 2020, even before the nationwide lockdown was declared, the Company implemented a protocol, which included enhancing online security measures, by which a significant part of its workforce began to work remotely.

The Company has taken other measures such as the implementation of a back-to-work protocol for essential employees, which included the rotation of teams within the Company’s branches, the incorporation of medical personnel to the crisis management teams, online psychological assistance for employees, and online yoga and gym classes. As of the date of this earnings report, approximately 96% of the Company’s non branch employees are working remotely, while the branch staff are divided into two teams which rotate every 2 weeks.

Since the beginning of the COVID-19 pandemic crisis in Argentina, the Company has been encouraging its customers to use its digital channels. Since the senior citizens’ segment (which are a significant portion of Supervielle’s customers base and are more vulnerable to the effects of the virus) is generally less familiar with the online or mobile banking platforms, the Company implemented a direct and free exclusive telephone line to assist them and released tutorials through social media . Additionally, the Company made numerous debit cards reprints and deliveries as well as debit card resets for non-user clients, adapted the existing biometric recognition technology for customers to withdraw money from the ATMs without a debit card. Additional features have been released in the mobile app for senior citizens with the purpose of reducing their need to personally attend a branch.

With respect to SMEs, the Company has made available loans promoted by the Argentine government at a 24% interest rate, to assist them with payroll payments and working capital needs. The Company has also launched specific credit lines for SMEs in the health and the transportation sectors. As of the date of this earnings release report, the Bank has granted loans at a 24% interest rate for an approximate amount of Ps. 8 billion.

Grupo Supervielle has announced donations of Ps.13 million to social organizations located throughout the country, funds which will be applied to social initiatives related to the COVID-19 pandemic, such as the purchase of medical equipment for health centers and the provision of food for the most vulnerable communities in the City of Buenos Aires and the Provinces of Buenos Aires, Mendoza and San Luis.

The Company faces various risks arising from the economic impact of the pandemic and related government measures which are difficult to predict accurately at this time. These risks include (i) a higher risk of impairment of the Company’s assets, (ii) lower revenues as a consequence of the temporary restrictions on charging certain fees to customers, and as a result of lower interest rates on loans promoted by the Central Bank, (iii) a possible significant increase in loan defaults and credit losses, with a consequent increase in loan loss provisions, and (iv) a decrease in credit demand and in the business activity in general, particularly new retail lending. Certain factors that could offset tthese risks include (i) the reduction of the cost of funding, which has been decreasing since the beginning of the COVID-19 pandemic crisis, and (ii) the structure of its liabilities, as the Company estimates will not face liquidity contraints as a result of the pandemic.

The Company continues to monitor the impact of the ongoing COVID-19 pandemic on its business, and will implement all possible actions to preserve health of its employees and to ensure continuity of operations. Grupo Supervielle will continue focusing on improving efficiency while keeping its differentiated strategy to capture growth, remaining flexible under this particularly volatile and challenging scenario. The ultimate impact of the pandemic on its business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of the Company control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact.

Review Of Consolidated Results

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 92.2% and 4.1% respectively of total assets as of March 31, 2020. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; MILA, a car financing company; Espacio Cordial de Servicios, a retail company cross-selling related non-financial products and services; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker company, Supervielle Asset Management; InvertirOnline.com, an online broker; and Supervielle Agente de Negociación (previously Futuros del Sur), a recently acquired brokerage firm.

Comprehensive Income & Profitability. Figures as reported (stated in terms of the measuring unit current at the end of March 31, 2020) compared to non restated for inflation figures.

YoY comparison:

Income Statement
Real vs. Non restated (In millions of Argentine Ps.)	1Q20 as reported	1Q19 as reported	% Var	IAS 29 1Q20	1Q20 non restated	1Q19 non restated	% Var non restated
Net interest income	7,030.1	1,894.1	271.2%	190.0	6,840.0	1,218.3	461.4%
NIFFI & Exchange Rate Differences	410.3	6,535.1	-93.7%	12.9	397.4	4,587.8	-91.3%
Net Financial Income	7,440.4	8,429.2	-11.7%	203.0	7,237.5	5,806.1	24.7%
Net Service Fee Income	2,060.9	2,220.8	-7.2%	78.8	1,982.1	1,431.7	38.4%
Result from exposure to changes in the purchasing power of the currency	-869.3	-1,694.8	-48.7%	-869.3	0.0	0.0	-
Loan loss provisions	-1,580.6	-2,896.6	-45.4%	-38.7	-1,541.8	-1,893.0	-18.6%
Net Operating Revenue	7,870.5	6,882.7	14.4%	-602.9	8,473.4	5,549.3	52.7%
Personnel & administrative expenses	5,380.5	5,551.2	-3.1%	149.4	5,231.1	3,597.7	45.4%
Depreciation & Amortization	451.9	411.2	9.9%	194.6	257.3	200.4	28.4%
Other expenses, net	-422.0	-727.9	-42.0%	-13.1	-408.9	-469.6	-12.9%
Profit before income tax	797.0	-631.8	na	-983.4	1,780.4	748.7	na
Income tax expense	343.2	723.1	-53%	29.8	313.5	159.1	97.0%
Attributable net income	453.4	-1,353.5	na	-1,012.3	1,465.7	589.1	148.8%
Attributable comprehensive income	405.2	-1,355.0	na	-1,012.0	1,417.2	615.4	130.3%

QoQ comparison:

Income Statement
Real vs. Non Restated (In millions of Argentine Ps.)	1Q20 as reported	4Q19 as reported	% Var	IAS 29 1Q20	1Q20 non restated	4Q19 non restated	% Var non restated
Net interest income	7,030.1	4,910.0	43.2%	190.0	6,840.0	4,412.3	55.0%
NIFFI & Exchange Rate Differences	410.3	3,717.6	-89.0%	12.9	397.4	3,245.5	-87.8%
Net Financial Income	7,440.4	8,627.6	-13.8%	203.0	7,237.5	7,657.8	-5.5%
Net Service Fee Income	2,060.9	1,879.9	9.6%	78.8	1,982.1	1,615.5	22.7%
Result from exposure to changes in the purchasing power of the currency	-869.3	-1,874.3	-53.6%	-869.3	0.0	0.0	-
Loan loss provisions	-1,580.6	-1,197.2	32.0%	-38.7	-1,541.8	-1,368.1	12.7%
Net Operating Revenue	7,870.5	8,118.6	-3.1%	-602.9	8,473.4	8,780.7	-3.5%
Personnel & administrative expenses	5,380.5	6,343.6	-15.2%	149.4	5,231.1	5,690.4	-8.1%
Depreciation & Amortization	451.9	568.2	-20.5%	194.6	257.3	253.8	1.4%
Other expenses, net	-422.0	-1,452.8	-71.0%	-13.1	-408.9	-931.2	-56.1%
Profit before income tax	797.0	-928.4	na	-983.4	1,780.4	1,029.8	72.9%
Income tax expense	343.2	-168.6	na	29.8	313.5	-437.5	-171.6%
Attributable net income	453.4	-759.4	na	-1,012.3	1,465.7	1,466.2	0.0%
Attributable comprehensive income	405.2	-676.2	na	-1,012.0	1,417.2	1,570.3	-9.8%

The results restated for inflation corresponding to 4Q19 and 1Q19 contain the effect of three and twelve month inflation as of March 2020, which reached 7.8%% and 48.4%% respectively. Attributable Net income of AR$453.5 million in 1Q20, compared to net losses of AR$1.1 billion in 1Q19 and AR$695.4 million in 4Q19. Excluding the impact of IAS29, Net Income was AR$1.5 billion, increasing 148.8% YoY and remaining unchanged from 4Q19.

Comprehensive Income & Profitability

Income Statement (In millions of Ps. stated in terms of the measuring unit current at the						% Change
end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Consolidated Income Statement Data NIIF:
Interest income	13,068.4	12,388.4	11,715.2	11,909.6	12,270.2	5.5%	6.5%
Interest expenses	-6,038.3	-7,478.4	-9,782.5	-9,999.6	-10,376.1	-19.3%	-41.8%
Net interest income	7,030.1	4,910.0	1,932.7	1,910.0	1,894.1	43.2%	271.2%
Net income from financial instruments at fair value through profit or loss	316.5	3,204.4	5,528.6	6,854.5	7,008.4	-90.1%	-95.5%
Exchange rate difference on gold and foreign currency	93.9	513.3	-766.6	377.3	-473.3	-81.7%	-119.8%
NIFFI & Exchange Rate Differences	410.3	3,717.6	4,762.0	7,231.8	6,535.1	-89.0%	-93.7%
Net Financial Income	7,440.4	8,627.6	6,694.7	9,141.8	8,429.2	-13.8%	-11.7%
Fee income	2,407.0	2,145.9	2,397.6	2,321.3	2,405.5	12.2%	0.1%
Fee expenses	-669.4	-634.7	-687.2	-590.9	-506.2	5.5%	32.3%
Income from insurance activities	323.4	368.7	327.4	302.6	321.4	-12.3%	0.6%
Net Service Fee Income	2,060.9	1,879.9	2,037.8	2,033.0	2,220.8	9.6%	-7.2%
Subtotal	9,501.3	10,507.6	8,732.6	11,174.8	10,650.0	-9.6%	-10.8%
Result from exposure to changes in the purchasing power of the currency	-869.3	-1,874.3	-1,775.9	-907.4	-1,694.8	-53.6%	-48.7%
Other operating income	819.1	682.6	732.8	726.1	824.1	20.0%	-0.6%
Loan loss provisions	-1,580.6	-1,197.2	-2,544.7	-1,694.9	-2,896.6	32.0%	-45.4%
Net Operating Income	7,870.5	8,118.6	5,144.7	9,298.6	6,882.7	-3.1%	14.4%
Personnel expenses	3,561.9	4,257.7	3,414.9	4,008.4	3,588.1	-16.3%	-0.7%
Administration expenses	1,818.5	2,085.9	1,995.4	2,117.2	1,963.2	-12.8%	-7.4%
Depreciations and impairment of assests	451.9	568.2	577.0	574.6	411.2	-20.5%	9.9%
Other operating expenses	1,241.1	2,135.3	1,547.7	1,614.7	1,552.0	-41.9%	-20.0%
Operating income	797.0	-928.4	-2,390.1	983.6	-631.8	-185.8%	-226.2%
Profit before income tax	797.0	-928.4	-2,390.1	983.6	-631.8	-185.8%	-226.2%
Income tax	343.2	-168.6	-208.2	-148.0	723.1	-303.6%	-52.5%
Net income for the year	453.8	-759.8	-2,181.9	1,131.6	-1,354.9	-159.7%	-133.5%
Net income for the year attributable to parent company	453.4	-759.4	-2,179.7	1,130.5	-1,353.5	-159.7%	-133.5%
Net income for the year attributable to non-controlling interest	0.4	-0.4	-2.2	1.2	-1.4	-200.7%	-127.7%
Other Comprehensive Income, net of tax	-48.2	83.2	0.7	10.8	-1.6	-157.9%	3001.0%
Comprehensive income	405.5	-676.6	-2,181.2	1,142.4	-1,356.4	-159.9%	-129.9%
Attributable to owners of the parent company	405.2	-676.2	-2,179.0	1,141.2	-1,355.0	-159.9%	-129.9%
Attributable to non-controlling interests	0.3	-0.4	-2.2	1.2	-1.4	-189.2%	-124.2%
ROAE	7.7%	-13.1%	-35.5%	18.0%	-20.1%
ROAA	1.0%	-1.7%	-4.2%	2.0%	-2.2%

Profit before income tax of AR$797.2 million in 1Q20 compared to losses of AR$631.8 million in 1Q19 and AR$928.4 million in 4Q19. Excluding the impact of IAS29, Profit before income tax, would have been Ps.1.8 billion in 1Q20 up 137.8% YoY and 72.9% QoQ.

QoQ improvement was explained by: i) a 15.2% decrease in Personnel and Administrative Expenses, that excluding the AR$880 million in non recurring severance and early retirement charges in 4Q19 decreased 3% reflecting a combination of strict cost control actions implemented by the Company, the streamling of operations in 2019, and salaries increases following the bargaining agreements between banks and unions during the quarter which included fixed sums of money for all employees and (ii) a decrease in Result from exposure to changes in the purchasing power of the currency due to slower growth pace in inflation in 1Q20 compared to 4Q19, and (iii) an increase in Net Service Fee Income mainly from fees repricing throughout the quarter surpassing the increase in inflation. These were partially offset by (i) lower Net Financial Income as 4Q19 benefitted from price improvements in reprofiled Argentine short term treasury notes and (ii) higher LLP based on expected losses according to IFRS9.

Attributable Net income of AR$453.5 million in 1Q20, compared to losses of AR$1.4 billion in 1Q19 and AR$ 759.4 million in 4Q19. Excluding the impact of IAS29, Attributable Net income would have been AR$1.5 billion in 1Q20 increasing 148.8% YoY and remaining stable from 4Q19. 1Q20 net income includes an AR$343 million charge in Income Tax compared to an AR$170.3 million gain in 4Q19.

Attributable Comprehensive Income of AR$ 405.2 million in 1Q20 compared to losses of AR$1.4 billion in 1Q19 and AR$676.2 million in 4Q19. Excluding the impact of IAS29, Attributable Comprehensive income would have been AR$1.4 billion in 1Q20 increasing 130.3% YoY but decreasing 9.8% QoQ.

Other Comprehensive Income in 1Q20 of AR$48.2 million loss compared to AR$1.6 million loss in 1Q19 and AR$83.2 million gain in 4Q19. 1Q20 loss reflects the impact of inflation on the results of securities classified as available for sale. According to Central Bank regulation, results from securities which are classified as available for sale, the OCI shall include its respective result from the changes in the purchasing power of the currency.

ROAE of 7.7% in 1Q20 compares with -20.1% in 1Q19 and -13.1% in 4Q19. ROAE in 1Q20 benefitted from a deceleration in the inflation pace (7.8% in the quarter) compared to ROAEs in 4Q19 and 1Q19 when inflation peaked at 11.7% and 11.8% respectively. Excluding the impact of IAS29, ROAE would have been 26.4% in 1Q20 compared to 13.6% in 1Q19 and 28.4% in 4Q19.

ROAA of 1.0% in 1Q20 versus -2.2% in 1Q19 and -1.7% in 4Q19. Excluding the impact of IAS29, ROAA would have been 3.5% in 1Q20 compared to 1.5% in 1Q19 and 3.7% in 4Q19.

Comprehensive Income & Profitability Breakdown

Excluding the Consumer Finance lending business, 1Q20 ROAE reached 12.6%, above the reported consolidated ROAE of 7.7%.

	1Q20			1Q19
	GS (1)	CFL(2)	GS excl. CFL (3)	GS	CFL	GS excl. CFL
Net Financial Income /Average Assets**	16.1%	24.4%	15.7%	22.4%	11.4%	23.1%
LLP / Avg. Assets**	3.4%	8.5%	3.1%	4.8%	14.6%	4.2%
ROA**	1.0%	-9.0%	1.5%	-2.2%	-17.6%	-1.3%
ROE**	7.5%	-29.6%	12.6%	-20.1%	-76.9%	-12.8%
Assets / Shareholders´equity	7.60	3.27	8.20	8.99	4.38	9.58

(1)	refers to Grupo Supervielle

(2)	refers to Consumer Finance Lending business (including CCF, Mila and TA)

(3)	refers to Grupo Supervielle excluding the Consumer Finance Lending business

**Annualized ratios

Consumer Finance lending business performance in 1Q20, before the Covid-19 outbreak, reflected an increase in financial margin driven by lower cost of funds following the decline in market interest rates and a continued improvement in asset quality after the tightening of its underwriting policies and reducing exposure.

Net Financial Income

(Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- & Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income of AR$7.4 billion, down 11.7% YoY and 13.8% QoQ. In 4Q19, NFI income had recorded AR$1.3 billion results from price improvements of reprofiled short term Argentine AR$ and US$ treasury notes held by Supervielle. Excluding this non recurrent income in 4Q19, NFI in 1Q20 would have increased 0.9%, mainly explained by a 950 bps decrease in AR$ cost of funds following the trend of decreasing market interest rates, while interest on loans continued to benefit from additional repricing in personal loans. These impacts were partially offset by a 2,600 bps decrease in the average yield of the Central Bank 7 days Leliqs, from 68.7% to 42.4%.

Excluding the impact of IAS29, Net Financial Income, would have been Ps. 7.2 billion in 1Q20 increasing 32.1% YoY but down 5.5% QoQ. Excluding non recurring income in 4Q19, comparable non restated NFI figures would have increased 10.7% sequentially.

Net Financial Income (In millions of Ps. stated in terms of the measuring unit current at the end of the						% Change
reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Net Interest Income	7,030.1	4,910.0	1,932.7	1,910.0	1,894.1	43.2%	271.2%
NIFFI & Exchange rate differences	410.3	3,717.6	4,762.0	7,231.8	6,535.1	-89.0%	-93.7%
Net Financial Income	7,440.4	8,627.6	6,694.7	9,141.8	8,429.2	-13.8%	-11.7%

Note: In 1Q20 and 4Q19, AR$3.8 billion and AR$1.3 billion yield from investments in 7-day Central Bank securities had been recorded in NII since the Company changed in October 2019, the classification of these securities into “at Fair value through other comprehensive income”. 4Q19 NIFFI account, still recorded AR$1.4 billion of these securities yield before the change in classification was made.

Net Interest Income was AR$7.0 billion, compared to AR$1.9 billion in 1Q19 and AR$4.9 billion in 4Q19. In the quarter, NII benefitted from (i) a 950 bps decrease in AR$ cost of funds following the decrease in market interest rates, (ii) the lagged repricing of the AR$ loan portfolio, and iii) higher average volumes of Central Bank Leliqs. These were partially offset by a 11.6% increase in the average balance of high cost interest bearing liabilities to fund increased investments in Central Bank 7-day Leliqs. In the previous quarter the Company had decided to deleverage its balance sheet reducing wholesale institutional funding.

Moreover, QoQ and YoY comparisons were impacted by the change in the classification and therefore accounting methodology for all new Central Bank Securities and sovereign bonds acquired by the Company since October 2019. In 1Q20 and 4Q18, AR$ 3.8 billion and AR$1.3 billion yield from investments in high margin 7-day Central Bank securities has been recorded in NII following the Fair value through other comprehensive income methodology since October 2019. In previous quarters, when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology while deposits to fund those marginal investments were reflected in Net Interest Income.

As of March 31, 2020 and as of December 31, 2019, AR$ 41.3 billion and AR$7.8 billion respectively of short-term securities issued by the Central Bank -7 day high-yield Leliqs- were classified in the available for sale category, and accordingly valued at fair value through other comprehensive income methodology together with the cost of the higher balance of interest-bearing liabilities raised to fund those investments, both reflected in Net Interest Income. In previous quarters the balance of these securities was classified as held for trading and accordingly valued at market price recording profits in NIFFI while the cost of the higher balance of interest-bearing liabilities raised to fund those investments, was recorded as interest expenses within Net Interest Income.

Below is a breakdown of the securities portfolio held as of March 31, 2020, between securities held for trading purposes, securities held to maturity, and securities available for sale. The accounting methodology is different for each security class.

a)	Amortized cost (“Held to maturity”): Assets measured at amortized cost are those held for the purpose of collecting contractual cash flows. Interest income is recognized in net interest margin. Assets in this category include the Company’s loan portfolio and certain government (mainly holdings of Bote) and corporate securities. Since January 1, 2020, the reprofiled Letes held by the Company were changed from Held for trading to this security class, as allowed by the Central Bank through Communication A 6847. When changed to this category, the Letes were recorded at the market price as of December 31, 2019, and since then have accrued implicit yield, unless the market price decreases below the recorded value. If market value is lower than book value, accrual of interests and exchange rate difference must be suspended until the market price reaches the prior level. No negative impact was reflected in the quarter in interest income nor in other comprehensive impact when prices decreased along 1Q20 below the December 31, 2019 level.

b)	Fair value through other comprehensive income (“Available for sale”): Assets measured at fair value through other comprehensive income are those held for the purpose of both collecting contractual cash flows and selling financial assets. Interest income is recognized in net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

c)	Fair value through profit or loss (“Held for trading”): Assets measured at fair value through profit or loss are those held for the purpose of trading financial assets. Changes in fair value are recognized in the "Net income from financial instruments" line item of the income statement. Assets in this category include most government securities (including Letes and Lecaps that were reprofiled) and securities issued by the Central Bank, other than those classified as amortized cost. As mentioned above, since January 1, 2020, all reprofiled Letes held by the Company, were re-classified to “Held to maturity”, from “Held for trading”. Additionally, on January 20, 2020, the Company entered into the exchange offered by the Argentine government for some of the reprofiled Lecaps held, and received Lebads payable at 6 and 9 months term, which were classified as “Available for sale”. Any further price changes in these Lebads will be therefore recognized at fair value through other comprehensive income. In May, 2020, the Company participated in a voluntary Argentine US$ Treasury notes (LETES) swap for Treasury Bonds in Pesos adjustable by CER (BONCER) which were also classified as “Available for sale”. 100% of Supervielle holdings of Letes were swaped for Boncer.

Securities Breakdown1
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19
Held for trading	487.1	612.8	38,002.7	56,781.9	52,307.6
Government Securities2	186.0	508.9	1,860.3	3,533.3	4,522.9
Securities Issued by the Central Bank	-	-	35,953.0	53,157.4	47,779.5
Corporate Securities	301.1	104.0	189.4	91.1	5.3
Held to maturity	8.8	3,773.4	4,612.4	4,293.0	4,930.4
Government Securities	-	3,767.5	4,590.5	4,256.8	4,870.5
Securities Issued by the Central Bank	-	-	-	-	-
Corporate Securities	8.8	5.9	22.0	36.3	60.0
Available for sale	46,657.0	7,746.2	10.5	12.4	21.5
Government Securities3	5,373.0	-	-	-	6.6
Securities Issued by the Central Bank	41,274.2	7,730.5	-	-	-
Corporate Securities	9.8	15.7	10.5	12.4	15.0
Total	47,152.9	12,132.4	42,625.7	61,087.3	57,259.6
US$ Gov Sec, in Guarantee (Held for trading)[4]	1,416.5	1,330.4	978.5	2,492.8	2,424.4
AR$ Gov Sec.in Time Deposits (Held to maturity)	-	62.5	-	-	-
Total (incl. US$ Gov Sec. in Guarantee)	48,569.4	13,525.3	43,604.2	63,580.1	59,684.1

1.	Includes securities denominated in AR$ and US$

2.	Includes AR$4.7 billion BOTE 2020 and AR$ 298 million of AR$ Treasury Notes (Lecaps) and AR$65 million of Lebads.l. On January 20, 2020, the Company entered into the exchange offered by the Government regarding the AR$ (Lecaps) reprofiled notes, receiving Lebads, and classified the Lebads as Available for Sale. On January 1, 2020, the Company changed the Letes held, from the category Held for Trading to Held to maturity.

Net Income from financial instruments and Exchange rate differences of AR$410.3 million compared to AR$6.5 billion in 1Q19 and AR$3.7 billion in 4Q19. Comparisons were impacted by the abovementioned changes in the classification of Central Bank Securities to the “Available for Sale” category, from the “Held for Trading” security class. In 4Q19, AR$ 1.1 billion yield from investments in high margin 7-day Central Bank securities was recorded in NII while in previous quarter yields from those investments were registered in NIFFI.

NIFFI & Exchange rate differences on gold and foreign currency						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Income from:
- Government and corporate securities	234.3	1,772.8	-1,231.4	238.7	871.7	-86.8%	-73.1%
- Term Operations	39.0	48.7	705.9	-74.2	88.9	-20.0%	-56.1%
- Securities issued by the Central Bank	31.5	1,382.8	6,054.1	6,690.0	6,047.8	-97.7%	-99.5%
-Result from derecognition of assets measured at amortized cost	11.6	0.0	0.0	0.0	0.0
Subtotal	316.5	3,204.4	5,528.6	6,854.5	7,008.4	-90.1%	-95.5%
Exchange rate differences on gold and foreign currency	93.9	513.3	-766.6	377.3	-473.3	-81.7%	-119.8%
Total	410.3	3,717.6	4,762.0	7,231.8	6,535.1	-89.0%	-93.7%

In 4Q19, government and corporate securities reflected the AR$0.70 billion gain on the U$S short term treasury notes -Letes-, and the AR$ 0.6 billion gain on the AR$ short term treasury notes -Lecaps- due to price improvements of reprofiled short term AR$ and U$S local treasury notes held by Supervielle.

Net Income from US$ denominated operations and securities was AR$225.1 million mainly explained by gains on foreign currency trading with corporate and institutional customers. 4Q19 included the price improvement of reprofiled short term U$S Argentine treasury notes (Letes).

Net Income from US$ denominated operations and Securities						% Chg.
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ
Financial Income from U$S Operations	131.0	1,080.9	183.1	-18.4	491.2	-87.9%
NIFFI	96.1	1,080.9	185.7	-21.2	354.1	-91.1%
US$ Government Securities3	57.1	1,032.2	-520.2	53.0	265.2	-94.5%
Term Operations	39.0	48.7	705.9	-74.2	88.9	-20.0%
Interest Income	34.9	0.0	-2.6	2.8	137.1
US$ Government Securities2	34.9	0.0	-2.6	2.8	137.1
Exchange rate differences on gold and foreign currency	94.1	513.3	-766.6	377.3	-473.3	-81.7%
Total Income from U$S Operations1	225.1	1,594.1	-583.4	358.9	17.8

1. Includes Gains On Trading From Fx Operations, including retail and corporate and institutional customers

2. Securities Held To Maturity

3. Securities Held For Trading

Net Interest Margin (NIM) of 22.8% was up 384 bps YoY, but declined 597 bps QoQ. Excluding the benefit in 4Q19 from the price improvement in reprofiled short term Argentine treasury notes held by Supervielle in 4Q19, NIM would have decreased 180 bps in the quarter. This decrease reflects: i) the strong increase in assets, mainly driven by higher holdings in Central Bank Leliqs acquired by applying wholesale deposits raised to take advantage of higher spreads on Leliqs, and ii) the abovementioned 2,600 bps decline in the average yield of the Central Bank Leliqs. This was partially offset by the 950 bps decrease in AR$ cost of funds following the decline in market interest rates, and continued lagged repricing of the AR$ loan portfolio. AR$ Loan portfolio NIM in the quarter was 30.0% compared to 28.3% in 4Q19.

The Tables below provides further information about NIM breakdown corresponding to the Loan Portfolio and Investment Portfolio, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

NIM Analysis	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ (bps)	YoY (bps)
Total NIM	22.8%	28.8%	17.4%	22.1%	18.9%	-597	388
AR$ NIM	26.1%	31.2%	27.9%	26.2%	22.3%	-512	380
U$S NIM	7.5%	20.7%	-17.2%	8.4%	7.1%	-1322	44
Loan Portfolio	23.9%	21.7%	18.6%	18.9%	18.2%	216	573
AR$ NIM	30.0%	28.3%	24.2%	24.3%	23.2%	177	683
U$S NIM	4.2%	3.9%	5.4%	5.3%	4.7%	29	-50
Investment Portfolio	19.8%	49.0%	18.1%	29.3%	19.4%	-2925	33
AR$ NIM	20.0%	40.5%	26.0%	32.2%	21.4%	-2053	-147
U$S NIM	15.9%	139.3%	-57.0%	8.7%	4.3%	-12334	1162

Average Assets	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ (bps)	YoY (bps)
Total Interest Earning Assets (IEA)	100.0%	100.0%	100.0%	100.0%	100.0%
AR$ (as % of IEA)	82.3%	76.8%	76.7%	76.6%	77.9%	553	439
US$ (as % of IEA)	17.7%	21.3%	27.5%	29.8%	30.1%	-365	-1245
Loan Portfolio (as % of IEA)	68.0%	80.1%	68.8%	68.1%	66.7%	-1214	135
AR$ (as % of Loan Portfolio)	76.2%	73.2%	70.2%	71.5%	72.7%	304	350
US$ (as % of Loan Portfolio)	23.8%	26.8%	29.8%	28.5%	27.3%	-304	-350
Investment Portfolio (as % of IEA)	32.0%	19.9%	31.2%	31.9%	33.3%	1214	-135
AR$ (as % of Investment Portfolio)	95.3%	91.5%	91.1%	87.5%	88.4%	387	694
US$ (as % of Investment Portfolio)	4.7%	8.5%	8.9%	12.5%	11.6%	-387	-694
Average Liabilities	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ (bps)	YoY (bps)
Total Interest Bearing Deposits & Low & Non-Interest Bearing Deposits	100.0%	100.0%	100.0%	100.0%	100.0%
AR$	74.6%	68.1%	65.8%	64.9%	66.9%	650	774
US$	25.4%	31.9%	34.2%	35.1%	33.1%	-650	-774
Total Interest-Bearing Liabilities	65.2%	61.5%	63.9%	63.9%	65.8%	368	-63
AR$	74.6%	67.4%	72.7%	72.8%	75.0%	723	-40
US$	25.4%	32.6%	27.3%	27.2%	25.0%	-723	40
Low & Non Interest Bearing Deposits	34.8%	38.5%	36.1%	36.1%	34.2%	-368	63
AR$	74.7%	69.3%	53.7%	51.0%	51.3%	534	2342
US$	25.3%	30.7%	46.3%	49.0%	48.7%	-534	-2342

Interest Rates	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ (bps)	YoY (bps)
Interest earned on Loans	41.0%	45.1%	41.8%	41.4%	39.6%	-403	139
AR$	51.6%	59.2%	56.5%	55.1%	52.0%	-754	-36
US$	7.2%	6.7%	7.2%	7.1%	6.8%	53	35
Yield on Investment Porfolio	39.4%	76.1%	35.8%	56.0%	49.2%	-3673	-982
AR$	41.5%	71.4%	58.3%	63.0%	50.1%	-2985	-860
US$	-2.5%	126.2%	-177.1%	7.1%	42.1%	-12877	-4466
Cost of Funds	17.5%	22.6%	24.3%	22.6%	21.5%	-506	-393
AR$	22.8%	32.3%	36.2%	34.1%	31.5%	-948	-864
U$S	2.0%	1.9%	1.2%	1.1%	1.3%	14	70
Market Interest Rates	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ (bps)	YoY (bps)
Monetary Policy Rate (eop)	38.0%	55.0%	78.4%	62.7%	68.2%	-1700	-3020
Monetary Policy Rate (avg)	45.6%	65.3%	71.5%	66.8%	55.8%	-1964	-1017
Badlar Interest Rate (eop)	27.6%	39.4%	58.9%	47.5%	45.7%	-1188	-1814
Badlar Interest Rate (avg)	33.2%	48.1%	54.7%	50.9%	41.8%	-1481	-855
TM20 (eop)	27.0%	40.5%	60.9%	48.6%	48.9%	-1350	-2190
TM20 (avg)	33.8%	49.2%	57.0%	53.4%	43.5%	-1542	-973

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities. Sequentially, assets repriced faster than cost of funds.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)

	1Q20		4Q19		3Q19		2Q19		1Q19
Interest Earning Assets	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	7,660.5	26.7%	7,573.3	91.7%	11,358.6	-72.0%	14,711.9	18.4%	15,470.1	32.4%
Securities Issued by the Central Bank	32,188.3	42.4%	15,960.8	68.7%	33,411.9	72.5%	37,998.8	70.5%	43,757.1	55.3%
Total Investment Portfolio	39,848.8	39.4%	23,534.1	76.1%	44,770.5	35.8%	52,710.7	56.0%	59,227.2	49.3%
Loans
Loans to the Financial Sector	241.3	4.8%	393.7	49.7%	804.9	39.3%	1,027.2	12.3%	156.4	35.0%
Overdrafts	5,926.9	52.7%	7,016.7	61.5%	8,046.6	70.8%	7,185.0	67.0%	6,947.5	70.1%
Promissory Notes	9,153.4	57.8%	8,785.0	68.8%	9,915.4	68.4%	10,349.0	63.0%	10,202.9	59.6%
Mortgage loans	8,498.3	40.7%	8,371.6	59.3%	8,612.8	38.9%	8,684.6	50.6%	8,673.1	41.9%
Automobile and Other Secured Loans	1,256.0	48.4%	1,473.8	52.1%	1,888.0	50.4%	2,059.0	42.6%	2,450.6	30.4%
Retail Banking Personal Loans	14,725.7	63.1%	15,781.8	62.2%	18,769.0	61.5%	21,742.6	53.2%	24,509.9	50.7%
Consumer Finance Personal Loans	3,048.7	80.4%	3,325.3	73.2%	3,858.0	65.2%	4,676.0	61.3%	5,148.5	56.8%
Corporate Unsecured Loans	11,607.9	54.5%	12,246.7	64.7%	9,857.5	54.7%	10,919.7	57.3%	12,290.7	55.6%
Retail Banking Credit Card Loans	10,246.0	29.0%	10,254.2	34.7%	9,880.7	40.2%	10,224.8	48.4%	11,301.7	42.6%
Consumer Finance Credit Card Loans	2,402.5	38.3%	2,364.5	39.5%	2,352.5	31.5%	2,393.9	43.3%	2,498.3	46.9%
Receivables from Financial Leases	3,199.9	19.2%	3,864.5	23.1%	4,530.6	24.7%	5,077.1	26.2%	5,317.8	28.8%
Total Loans excl. Foreign trade and U$S loans1	70,306.7	49.9%	73,877.8	56.6%	78,516.0	54.0%	84,338.8	53.1%	89,497.5	50.4%
Foreign Trade Loans & US$ loans	18,413.9	7.3%	22,213.1	6.6%	27,514.9	7.2%	28,654.5	7.1%	29,203.2	6.7%
Total Loans	88,720.6	41.0%	96,090.9	45.1%	106,030.8	41.8%	112,993.3	41.4%	118,700.8	39.6%
Securities Issued by the Central Bank in Repo Transaction	1,894.9	43.8%	266.8	58.1%	3,337.9	70.4%	120.8	62.7%	157.8	37.9%
Total Interest-Earning Assets	130,464.4	40.6%	119,891.8	51.2%	154,139.2	40.7%	165,824.8	46.1%	178,085.7	42.9%

1.	In 1Q20, 4Q19, 3Q19, 2Q19 and 1Q19 include AR$2.7 billion, AR$ 3.6 billion, AR$4.1 billion, AR$3.6 billion and AR$ 3.2 billion respectively of US$ loans, mainly credit cards with US$ balances.

Interest Bearing Liabilities & Low & Non-Interest Bearing Deposits	1Q20		4Q19		3Q19		2Q19		1Q19
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Time Deposits	49,135.4	34.0%	38,477.4	47.4%	51,439.1	46.6%	49,701.4	41.3%	60,014.1	38.0%
AR$ Time Deposits	44,763.3	37.2%	34,663.9	52.4%	45,542.0	52.4%	42,582.4	48.0%	51,916.7	43.6%
FX Time Deposits	4,372.1	1.7%	3,813.5	1.8%	5,897.1	1.1%	7,119.0	1.1%	8,097.4	1.4%
Special Checking Accounts	22,759.2	16.1%	18,053.9	20.3%	26,652.8	23.6%	32,383.0	26.0%	33,475.8	24.7%
AR$ Special Checking Accounts	14,600.5	25.0%	7,931.5	45.6%	13,802.4	45.4%	18,414.7	45.5%	22,136.1	37.1%
FX Special Checking Accounts	8,158.6	0.3%	10,122.3	0.4%	12,850.4	0.2%	13,968.3	0.3%	11,339.6	0.4%
Borrowings from Other Fin. Inst. & Medium Term Notes	14,682.0	22.2%	20,605.2	33.2%	21,900.9	36.1%	28,385.0	35.8%	28,941.7	32.3%
Subordinated Loans and Negotiable Obligations	2,158.8	7.2%	2,388.5	4.8%	2,335.0	7.3%	2,231.0	6.9%	2,207.8	6.5%
Total Interest-Bearing Liabilities	88,735.4	26.8%	79,524.9	36.3%	102,327.8	37.5%	112,700.5	34.8%	124,639.3	32.5%

Low & Non-Interest Bearing Deposits
Savings Accounts	27,669.7	0.2%	28,116.0	1.3%	33,657.2	1.6%	36,733.3	1.4%	35,934.9	0.3%
AR$ Savings Accounts	17,951.1	0.3%	17,330.7	2.1%	16,051.1	3.3%	17,427.1	2.9%	17,526.9	0.5%
FX Savings Accounts	9,718.6	0.0%	10,785.3	0.0%	17,606.2	0.0%	19,306.2	0.0%	18,408.1	0.0%
Checking Accounts	19,693.3		21,634.5		24,148.9		26,873.5		28,762.7
AR$ Checking Accounts	17,420.9		17,167.9		14,979.1		15,024.7		15,640.3
FX Checking Accounts	2,272.4		4,466.6		9,169.9		11,848.8		13,122.4
Total Low & Non-Interest Bearing Deposits	47,363.0		49,750.5		57,806.1		63,606.8		64,697.6

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	136,098.5	17.5%	129,275.5	22.6%	160,133.9	24.3%	176,307.3	22.6%	189,336.9	21.5%
AR$	101,583.3	22.8%	88,084.6	32.3%	105,446.2	36.2%	114,465.1	34.1%	126,665.2	31.5%
FX	34,515.2	2.0%	41,190.9	1.9%	54,687.7	1.2%	61,842.2	1.1%	62,671.7	1.3%

AR$ Liabilities. Avg. Balance	1Q20		4Q19		1Q19
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Interest-Bearing Liabilities
Time Deposits	44,763.27	37.2%	34,663.94	52.4%	51,916.70	43.6%
Special Checking Accounts	14,600.52	25.0%	7,931.53	45.6%	22,136.13	37.1%
Borrowings from Other Fin. Inst. & Medium Term Notes	6,847.45	41.4%	10,990.49	57.4%	19,445.23	45.6%
Subordinated Loans and Negotiable Obligations	0.00	-	0.00	-	0.00	-
Total Interest-Bearing Liabilities	66,211.25	34.9%	53,585.95	52.4%	93,498.06	42.5%
Low & Non-Interest Bearing Deposits
Savings Accounts	17,951.13	0.3%	17,330.71	2.1%	17,526.86	0.5%
Checking Accounts	17,420.89	0.0%	17,167.93	0.0%	15,640.31	0.0%
Total Low & Non-Interest Bearing Deposits	35,372.02	0.2%	34,498.64	1.1%	33,167.17	0.3%

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	101,583.27	22.8%	88,084.59	32.3%	126,665.23	31.5%

US$ Liabilities. Average Balance	1Q20		4Q19		1Q19
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Interest-Bearing Liabilities
Time Deposits	4,372.13	1.7%	3,813.46	1.8%	8,097.40	1.4%
Special Checking Accounts	8,158.64	0.3%	10,122.35	0.4%	11,339.62	0.4%
Borrowings from Other Fin. Inst. & Medium Term Notes	7,834.59	5.5%	9,614.70	5.6%	9,496.45	5.2%
Subordinated Loans and Negotiable Obligations	2,158.82	7.2%	2,388.48	4.8%	2,207.77	6.5%
Total Interest-Bearing Liabilities	22,524.18	2.3%	25,938.99	2.5%	31,141.24	2.1%
Low & Non-Interest Bearing Deposits
Savings Accounts	9,718.62		10,785.34		18,408.07
Checking Accounts	2,272.41		4,466.57		13,122.40
Total Low & Non-Interest Bearing Deposits	11,991.02		15,251.91		31,530.47

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	34,515.20	1.5%	41,190.90	1.9%	62,671.71	1.1%

In the quarter, AR$ loans benefitted from continuing repricing in Personal Loans and lagged repricing in commercial loans, as Peso loans rates decreased on average 675 bps QoQ, while market interest rates decreased 1,480 bps in the quarter.

In 4Q19, AR$ and US$ yield on investment portfolio benefitted from price improvements of reprofiled Argentine short term AR$ and US$ treasury notes. In 3Q19, the investment portfolio was impacted by price declines after the debt reprofiling announced by the Argentine government in August 2019.

AR$ cost of funds decreased 950 bps in the quarter due to a 1,750 bps decrease in AR$ rate of interest bearing liabilities following market interest rates which was partially offset by a 23.6% increase in AR$ Interest Bearing Liabilities average volumes while AR$ Low & Non-Interest Bearing Deposits average volumes increased 2.5%.

US$ cost of funds decreased 40 bps in the quarter following industry trends.

Yield on interest-earning assets includes interest income on loans as well as results from the Company’s AR$ and dollar denominated investment portfolio. Yield on interest-bearing liabilities includes interest expenses but it does not include the exchange rate differences and net gains or losses from currency derivatives or from the adjustment to FX fluctuation of the FX liabilities. The yield on interest-bearing liabilities shown on this table for 1Q20 lacks the negative impact of the 8% increase of the FX rate as of March 31, 2020 compared to the FX rate as of December 31, 2019, thus presenting an inaccurate rate. The full impact is seen when also taking into account the Exchange rate differences on gold and foreign currency line in the income statement.

Assets & Liabilities. Repricing Dynamics

ASSETS	mar-20		dec-19		sep-19		jun-19		mar-19
AR$	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets
Total AR$ Assets	134		167		150		158		154
Cash	1		3		1		3		3
Cash (without interest rate risk)		16%		16%		8%		12%		2%
Government & Corporate Securities	39	31%	104	11%	57	31%	44	38%	72	31%
Total AR$ Loans	215	40%	184	59%	217	47%	249	44%	257	44%
Prommisory Notes	30	6%	50	9%	70	6%	93	6%	49	6%
Corporate Unsecured Loans	140	6%	100	10%	135	6%	158	5%	154	6%
Mortgage	30	6%	30	8%	30	6%	28	6%	28	5%
Personal Loans	538	11%	475	15%	516	14%	541	15%	524	16%
Auto Loans	367	1%	245	1%	260	1%	300	1%	424	1%
Credit Cards	121	8%	110	12%	98	9%	103	8%	104	8%
Overdraft	19	4%	18	5%	21	5%	15	4%	21	3%
Other Loans	75	2%	58	2%	67	2%	48	2%	59	2%
Receivable From Financial Leases	379	1%	371	1%	405	2%	402	2%	425	2%
Other Assets (without interest rate risk)		9%		12%		9%		5%		5%
US$	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets
Total U$S Assets	261		278		254		216		244
Cash	1	15%	3	16%	1	17%	3	17%	3	16%
Cash (without interest rate risk)		20%		21%		17%		25%		21%
Government & Corporate Securities	1	0%	28	1%	44	2%	101	3%	178	5%
Total U$S Loans	322	51%	343	50%	306	55%	280	44%	316	47%
Receivable From Financial Leases	583	5%	599	5%	657	5%	654	3%	639	3%
Other Assets (without interest rate risk)		6%		5%		3%		5%		5%
LIABILITIES
AR$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities
Total AR$ Liabilities	35		67		49		54		35
Deposits	29	86%	42	78%	34	79%	43	77%	20	76%
Private Sector Deposits	29	83%	42	74%	32	75%	43	74%	20	73%
Checking Accounts (without interest rate risk)		34%		43%		32%		29%		24%
Special Checking Accounts	1	13%	2	1%	1	10%	3	12%	3	20%
Time Deposits	27	29%	31	25%	25	31%	32	28%	31	30%
Public Sector Deposits	34	3%	42	4%	78	4%	34	3%	24	2%
Other Sources of funding	90	6%	187	9%	175	7%	185	6%	72	18%
Other Liabilities (without interest rate risk)		5%		6%		4%		5%		5%
US$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities
Total U$S Liabilities	66		75		81		96		206
Deposits	20	66%	13	67%	12	68%	25	82%	37	77%
Private Sector Deposits	20	62%	13	61%	12	58%	25	66%	37	58%
Checking Accounts (without interest rate risk)		27%		29%		26%		47%		42%
Special Checking Accounts	1	22%	3	23%	1	23%	3	8%	3	4%
Time Deposits	53	13%	38	9%	39	9%	43	10%	47	12%
Public Sector Deposits	66	4%	22	6%	21	10%	21	16%	21	19%
Other Sources of funding		2%		2%		2%		2%		2%
Subordinated Negotiable Obligations	313	5%	404	6%	495	5%	589	3%	680	3%

As of March 31, 2020, AR$ liabilities repriced on average in 35 days compared to 67 days as of the close of the previous quarter. This reflects the increase of institutional sight deposit compared to previous quarter where the Company’s decision was to deleverage its balance sheet, sharply reducing institutional sight deposits. Portfolio repricing dynamics as of March 31, 2020 show that AR$ total Assets are fully repriced in 134 days, and AR$ loans are fully repriced in an average term of approximately 215 days.

Interest Income

Interest income rose by 6.5% YoY to AR$13.1 billion in 1Q20 and 5.5% QoQ. 1Q20 and 4Q19 include AR$3.8 billion and AR$1.3 billion yields respectively from investments in 7-day Central Bank securities following the classification change of these securities to the category Available for Sale from the Held for Trading security class, and accordingly valued at fair value through other comprehensive income methodology. Until October 2019, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology.

Interest Income						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Interest on/from:
-Cash and Due from banks	7.5	10.0	0.3	0.9	3.8	-25.3%	97.7%
-Loans to the financial sector	2.9	80.3	79.1	31.5	13.7	-96.4%	-78.9%
- Overdrafts	780.8	1,078.3	1,424.4	1,202.8	1,217.4	-27.6%	-35.9%
- Promissory notes	1,323.0	1,492.6	1,694.7	1,630.6	1,519.0	-11.4%	-12.9%
- Mortgage loans	864.1	1,230.7	837.2	1,099.6	909.0	-29.8%	-4.9%
- Automobile and other secured loans	152.0	194.2	147.5	219.4	186.0	-21.7%	-18.3%
- Personal loans	2,937.0	3,105.1	3,389.3	3,591.6	3,837.9	-5.4%	-23.5%
- Corporate unsecured loans	1,582.7	1,999.8	1,347.1	1,563.6	1,709.7	-20.9%	-7.4%
- Credit cards loans	971.7	1,125.4	1,179.1	1,389.1	1,496.9	-13.7%	-35.1%
- Foreign trade loans & US loans	334.9	368.3	496.0	509.4	492.0	-9.1%	-31.9%
- Other receivables from financial transactions	153.5	221.8	280.3	332.4	383.3	-30.8%	-59.9%
- Other (1)	3,958.2	1,481.9	840.2	338.6	501.6	167.1%	689.1%
Total	13,068.4	12,388.4	11,715.2	11,909.6	12,270.2	5.5%	6.5%

1.	Includes results from securities issued by the Central Bank, results from other Securities recorded as available for sale since 4Q19 and results from Repo Transactions

The YoY increase in interest income was mainly due to AR$3.8 billion yield from investments in 7-day Central Bank securities following the change in classification of these securities in 4Q19 in the category “Available for Sale” from the “Held for Trading” security class. Yields from these holdings, were recorded in NIFFI until October 2019. This was partially offset by a 21.4% decrease in average loan volumes excluding Foreign trade and US$ loans, a 36.9% decrease in average Foreign trade and US$ loans (measured in AR$), and a 50 bps decrease in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans increased 60 bps.

Interest on AR$ loans benefitted from lagged repricing as these rates decreased 50 bps YoY while market interest rates decreased 860 bps YoY.

The YoY increase in interest income mainly reflected the following increases:

				Change
Yo Y main changes		1Q20	1Q19	AR$ - bps	%
Overdrafts	Avg. Balance	5,926.9	6,947.5	-1,020.6	-14.7%
	Yield	52.7%	70.1%	(1,739)
Promissory Notes	Avg. Balance	9,153.4	10,202.9	-1,049.5	-10.3%
	Yield	57.8%	59.6%	(174)
Mortgage loans	Avg. Balance	8,498.3	8,673.1	-174.8	-2.0%
	Yield	40.7%	41.9%	(125)
Personal & Business	Avg. Balance	14,636.6	24,509.9	-9,873.2	-40.3%
Banking Personal Loans	Yield	63.0%	50.7%	1,234
Consumer Finance	Avg. Balance	3,137.8	5,148.5	-2,010.7	-39.1%
Personal Loans	Yield	80.4%	56.8%	2,351
Corporate Unsecured	Avg. Balance	11,607.9	12,290.7	-682.8	-5.6%
Loans	Yield	54.5%	55.6%	(110)
Retail Banking Credit	Avg. Balance	10,175.8	11,301.7	-1,126.0	-10.0%
Card Loans	Yield	28.9%	42.6%	(1,373)
Consumer Finance Credit	Avg. Balance	2,472.7	2,498.3	-25.6	-1.0%
Card Loans	Yield	38.3%	46.9%	(857)
Receivables from	Avg. Balance	3,199.9	5,317.8	-2,117.9	-39.8%
Financial Leases	Yield	19.2%	28.8%	(964)
Foreign Trade Loans &	Avg. Balance	18,413.9	29,203.2	-10,789.3	-36.9%
US$ loans	Yield	7.3%	6.7%	53
Securities Issued by the	Avg. Balance	32,188.3	43,757.1	-11,568.8	-26.4%
Central Bank [1]	Yield	42.4%	55.3%	(1,289)
Other (mainly Repo	Avg. Balance	1,894.9	157.8	1,737.2	-
transactions)	Yield	43.8%	37.9%	593

1.	In the quarter investments in 7-day Central Bank securities has been recorded in NII following the Fair value through other comprehensive income methodology since 4Q19. In previous quarters, when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology.

The QoQ increase in interest income was mainly due to AR$3.8 billion yield from investments in 7-day Central Bank securities following the change in classification since October 2019 of these securities in the category Available for Sale from the Held for Trading security class. This compares to AR$1.3 billion recorded in 4Q19. Yields from these holdings, were recorded in NIFFI until October 2019. This was partially offset by 4.8% decrease in average loan volumes excluding Foreign trade and US$ loans,17.1% decrease in average Foreign trade and US$ loans (measured in AR$), and 675 bps decrease in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans decreased 400 bps.

Interest on AR$ loans benefitted from continuing repricing of personal loans and lagged repricing of commercial loans, as Peso loans rates declined 675 bps QoQ while market interest rates decreased 1,480 bps in the quarter.

The QoQ increase in interest income was mainly due to the following:

				Change
QoQ main changes		1Q20	4Q19	AR$ - bps	%
Overdrafts	Avg. Balance	5,926.9	7,016.7	-1,089.8	-15.5%
	Yield	52.7%	61.5%	(885)
Promissory Notes	Avg. Balance	9,153.4	8,785.0	368.4	4.2%
	Yield	57.8%	68.8%	(1,097)
Mortgage loans	Avg. Balance	8,498.3	8,371.6	126.7	1.5%
	Yield	40.7%	59.3%	(1,867)
Retail Banking	Avg. Balance	14,636.6	15,781.8	-1,145.1	-7.3%
Personal Loans	Yield	63.0%	62.2%	87
Consumer Finance	Avg. Balance	3,137.8	3,325.3	-187.4	-5.6%
Personal Loans	Yield	80.4%	73.2%	713
Corporate Unsecured	Avg. Balance	11,607.9	12,246.7	-638.8	-5.2%
Loans	Yield	54.5%	64.7%	(1,012)
Retail Banking	Avg. Balance	10,175.8	10,254.2	-78.5	-0.8%
Credit Card Loans	Yield	28.9%	34.7%	(579)
Consumer Finance	Avg. Balance	2,472.7	2,364.5	108.2	4.6%
Credit Card Loans	Yield	38.3%	39.5%	(119)
Receivables from	Avg. Balance	3,199.9	3,864.5	-664.7	-17.2%
Financial Leases	Yield	19.2%	23.1%	(394)
Foreign Trade	Avg. Balance	18,413.9	22,213.1	-3,799.2	-17.1%
Loans & US$ loans	Yield	7.3%	6.6%	69
Securities Issued by	Avg. Balance	32,188.3	15,960.8	16,227.5	101.7%
the Central Bank [1]	Yield	42.4%	68.7%	(2,633)
Other (mainly Repo	Avg. Balance	1,894.9	266.8	1,628.2	610.3%
transactions)	Yield	43.8%	58.1%	(1,433)

1.	In the quarter investments in 7-day Central Bank securities have been recorded in NII following the Fair value through other comprehensive income methodology since 4Q19. In previous quarters, when those securities were classified as Held for trading securities, yields from those investments were recorded in NIFFI following the Fair value through profit or loss accounting methodology.

Interest Expenses

Interest expenses decreased 41.8% YoY and 19.3% QoQ to AR$6.0 billion in 1Q20.

Interest Expenses						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Interest on:
- Checking and Savings Accounts	15.8	329.1	9.3	16.2	24.0	-95.2%	-34.0%
- Special Checking Accounts	918.3	632.3	1,649.8	2,130.3	2,066.8	45.2%	-55.6%
- Time Deposits	4,176.4	4,592.0	5,986.9	5,130.8	5,694.1	-9.1%	-26.7%
- Other Liabilities from Financial Transactions	666.4	1,607.5	1,996.0	2,446.5	2,242.7	-58.5%	-70.3%
- Financing from the Financial Sector	149.3	116.1	37.2	44.3	97.9	28.6%	52.5%
- Subordinated Loans and Negotiable Obligations	39.1	30.3	42.8	38.5	35.7	29.2%	9.5%
- Other	73.0	171.0	60.6	193.0	214.9	-57.3%	-66.0%
Total	6,038.3	7,478.4	9,782.5	9,999.6	10,376.1	-19.3%	-41.8%

The YoY performance in interest expenses mainly reflected a 760 bps decrease in the AR$ interest rate of AR$ interest bearing liabilities, a 29.2% decrease in the average balance of AR$ interest bearing liabilities and a 27.7% decrease in the average balance of US$ bearing liabilities. These were partially offset by a 6.6% increase in average balance of AR$ low-non interest-bearing deposits and a 62% decline in the average balance of US$ low-non interest-bearing deposits.

				Change
YoY main changes		1Q20	1Q19	AR$ - bps	%
	Avg. Balance	44,763	51,917	(7,153)	-13.8%
AR$ Time Deposits	% of Total Liabilities	32.9%	27.4%
	Interest paid	37.2%	43.6%	(649)
	Avg. Balance	4,372	8,097	(3,725)	-46.0%
FX Time Deposits	% of Total Liabilities	3.2%	4.3%
	Interest paid	1.7%	1.4%	27
	Avg. Balance	14,601	22,136	(7,536)	-34.0%
AR$ Special Checking Accounts	% of Total Liabilities	10.7%	11.7%
	Interest paid	25.0%	37.1%	(1,216)
	Avg. Balance	8,159	11,340	(3,181)	-28.1%
FX Special Checking Accounts	% of Total Liabilities	6.0%	6.0%
	Interest paid	0.3%	0.4%	(8)
	Avg. Balance	14,682	28,942	(14,260)	-49.3%
Borrowings from Other Fin. Inst. &Medium Term Notes	% of Total Liabilities	10.8%	15.3%
	Interest paid	22.2%	32.3%	(1,013)
	Avg. Balance	17,951	17,527	424	2.4%
AR$ Savings Accounts	% of Total Liabilities	13.2%	9.3%
	Interest paid	0.3%	0.5%	(1,013)
	Avg. Balance	9,719	18,408	(8,689)	-47.2%
FX Savings Accounts	% of Total Liabilities	7.1%	9.7%
	Interest paid	0.0%	0.0%
	Avg. Balance	17,421	15,640	1,781	11.4%
AR$ Checking Accounts	% of Total Liabilities	12.8%	8.3%
	Interest paid	0.0%	0.0%	-
	Avg. Balance	2,272	13,122	(10,850)	-82.7%
FX Checking Accounts	% of Total Liabilities	1.7%	6.9%
	Interest paid	0.0%	0.0%	-
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance	136,098.5	189,336.9	-53,238.5	-28.1%
Cost of Funds	Interest paid	17.5%	21.5%	(393)

The QoQ decrease in interest expenses mainly reflected a 950 bps decrease in the AR$ average rate paid following the decline in market interest rates and a 2.5% increase in the AR$ average balance of low-non interest deposits. These were partially offset by a 23.6% increase of AR$ average balance of interest bearing liabilities, while US$ average balance of interest bearing liabilities decreased 13.2%.

				Change
QoQ main changes		1Q20	4Q19	AR$ - bps	%
	Avg. Balance	44,763.27	34,663.94	10,099	29.1%
AR$ Time Deposits	% of Total Liabilities	32.9%	26.8%
	Interest paid	37.2%	52.4%	(1,521)
	Avg. Balance	4,372.13	3,813.46	559	14.6%
FX Time Deposits	% of Total Liabilities	3.2%	2.9%
	Interest paid	1.7%	1.8%	(7)
	Avg. Balance	14,600.52	7,931.53	6,669	84.1%
AR$ Special Checking Accounts	% of Total Liabilities	10.7%	6.1%
	Interest paid	25.0%	45.6%	(2,059)
	Avg. Balance	8,158.64	10,122.35	(1,964)	-19.4%
FX Special Checking Accounts	% of Total Liabilities	6.0%	7.8%
	Interest paid	0.3%	0.4%	(10)
	Avg. Balance	14,682.04	20,605.19	(5,923)	-28.7%
Borrowings from Other Fin. Inst. & Medium Term Notes	% of Total Liabilities	10.8%	15.9%
	Interest paid	22.2%	33.2%	(1,099)
	Avg. Balance	17,951	17,331	620	3.6%
AR$ Savings Accounts	% of Total Liabilities	13.2%	13.4%
	Interest paid	0.3%	2.1%	-
	Avg. Balance	9,719	10,785	(1,067)	-9.9%
FX Savings Accounts	% of Total Liabilities	7.1%	8.3%
	Interest paid	0.0%	0.0%
	Avg. Balance	17,421	17,168	253	1.5%
AR$ Checking Accounts	% of Total Liabilities	12.8%	13.3%
	Interest paid	0.0%	0.0%	-
	Avg. Balance	2,272	4,467	(2,194)	-49.1%
FX Checking Accounts	% of Total Liabilities	1.7%	3.5%
	Interest paid	0.0%	0.0%	-
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance	136,098.5	129,275.5	6,823.0	5.3%
Cost of Funds	Interest paid	17.5%	22.6%	-506.1

Result from exposure to changes in the purchasing power of the currency

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a highly inflationary economy, should be reported measured in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated adjusted applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes based on the price indexes published by the Argentine National Institute of Statistics and Census.

The effect of inflation in the Company’s net monetary position is included in the consolidated income statement, in the item “Results from exposure to changes in the purchasing power of money.”

Result from exposure to changes in the purchasing power of the currency for 1Q20 totaled a AR$869.3 million loss, from the AR$1.7 billion loss recorded in 1Q19 and the AR$1.9 billion loss recorded in 4Q19. This decrease was due to lower level of inflation in 1Q20 reaching 7.8% compared to the 11.7% and 11.8% levels in 1Q19 and 4Q19 respectively.

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) in 1Q20 totaled AR$1.7 billion, decreasing 8.5% YoY but increasing 15.0% from 4Q19. QoQ fee repricing of product bundles to all customer segments surpassed the inflation level in the quarter, while fee expenses increased below inflation.

Excluding the impact of IAS29, Net service fee income (excluding Income from Insurance Activities) would have been AR$1.7 billion in 1Q20 increasing 37.8% YoY and 25.5% QoQ.

Net Service Fee Income						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Income from:
Deposit Accounts	1,041.7	886.4	951.7	938.7	1,006.5	17.5%	3.5%
Loan Related	66.0	51.6	83.3	82.2	100.7	27.9%	-34.4%
Credit cards commissions	790.1	851.5	793.7	707.3	771.1	-7.2%	2.5%
Leasing commissions	21.1	38.9	25.8	31.2	48.4	-45.6%	-56.3%
Other	488.0	317.5	543.2	561.9	478.9	53.7%	1.9%
Total Fee Income	2,407.0	2,145.9	2,397.6	2,321.3	2,405.5	12.2%	0.1%

Expenses:
Commissions paid	662.6	600.2	672.3	582.6	485.4	10.4%	36.5%
Exports and foreign currency transactions	6.8	34.5	14.9	8.3	20.8	-80.3%	-67.2%
Total Fee Expenses	669.4	634.7	687.2	590.9	506.2	5.5%	32.3%

Net Services Fee Income	1,737.6	1,511.2	1,710.4	1,730.4	1,899.4	15.0%	-8.5%

Other includes certain insurance fees, custody and depositary fees, among others

The main contributors to service fee income in 1Q20 were deposit accounts, credit cards commissions and non-credit related insurance, representing 43%, 33% and 20% respectively of the total.

YoY, service fee income remained flat due to:

•	3.5%, or AR$ 35.2 million increase, in deposit account fees, reflecting the fee repricing along the year in product bundles,

•	2.5%, or AR$ 19.0 million, in credit cards, reflecting higher volumes partially offset by the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2019 was 1.65%, while since January 1, 2020 it was reduced to 1.50%. The maximum debit card sales commissions for 2019 was 0.80% while since January 1, 2020 it is 0.7%, and

•	1.9%, or AR$9.1 million, in other fees, mainly from the sale of non-financial services and repricing of non-credit related insurance premiums.

These were offset by a 34.4% or AR$34.7 million decrease in Loan Related fees and a 56.3% or AR$27.2 million decrease in leasing commission, both reflecting the decline in credit demand

The QoQ performance is explained by a 17.5%, or AR$ 155.3 million increase in deposit account fees mainly due to the repricing of bundle products to all customer segments in the quarter, a 53.7% or AR$ 170.5 million increase in revenues from asset management business -that in 4Q19 was negatively impacted-, non-financial services and non-credit related insurance products. These were partially offset by the decline in credit cards commissions due to the abovementioned decrease in MDR that came into effect on January 1, 2020, while credit card volumes remained below inflation.

Service fee expenses increased 32.3% YoY and 5.5% QoQ to AR$669.4 million in 1Q20. YoY primarily explained by the increase in Commissions paid reflecting higher costs paid to the credit and debit cards’ processors on higher volumes and higher prices.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs.

Income from Insurance activities of AR$ 323.4 million up 0.6% from 1Q19 but down 12.3% QoQ. Excluding the impact of IAS29, Income from insurance activities would have been AR$289.6 million in 1Q20 increasing 42.0% YoY and 8.5% QoQ.

Gross written premiums were down 3.9% QoQ or AR$19.2 million, explained by a AR$19.2 million decline in life insurance premiums. Claims paid decreased 12.6% or AR$ 9.5 million QoQ.

Loan Loss Provisions

Pursuant to Communication “A” 6430 issued on January 12, 2018, provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on January 1, 2020 shall be started.

Through Communications “A” 6778 and 6847 issued on September 5 and December 27, 2019, respectively, the Central Bank introduced a progressive adoption of the impairment model for IFRS 9 in a 5-year period for Group B entities, where Cordial Compañia Financiera (CCF), Supervielle’s consumer finance company, is included. According to this model, the impact on the balance sheet for adopting IFRS 9 (i.e. the difference between loan loss reserves recorded as of December 31, 2019 and those required by the expected losses model) will be recognized in 5 years, recording 5% of such difference in each quarter on a cumulative basis starting March 31, 2020. More recently, amid the Covid-19 outbreak, the Central Bank postponed until 2021 the application of the expected credit losses criteria for Group B entities.

In addition, the Central Bank established a temporary exclusion from the impairment model of IFRS 9 for government-issued debt securities.

As of January 1, 2020 and March 31, 2020, for all portfolios, the Company concluded that three scenarios appropriately captured non-linearities. Scenario weights are determined by a combination of statistical analysis and expert opinion, considering the range of possible outcomes of which each chosen scenario is representative. The evaluation of significant increases in credit risk is carried out using the Probability of Default (PD) Lifetime in the base scenario and the other scenarios, multiplied by the weight associated with each scenario, together with qualitative and backstop indicators. This determines whether the financial instrument is in Stage 1, Stage 2, or Stage 3, and therefore whether to register 12-month PCE or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Company considers that these forecasts represent its best estimate of the possible results and has analyzed the non-linear and asymmetric impacts within the different Bank portfolios to establish that the chosen scenarios are representative of the range of possible scenarios.

The most significant assumptions used to estimate the PCE as of March 31, 2020 are presented below:

Parameter	Segment	Macroeconomic variable	Optimistic Scenario	Base scenario	Pessimistic scenario
Probability of Default	Retail	Real Wage	(3.23)%	(3.64)%	(3.64)%
	Corporate	Badlar	50.71%	50.67%	33.59%
	Consumer Finance	Monthly Economic Activiy Estimator	137.26	136.88	132.93

The weights assigned to each scenario as of March 31, 2020 are presented below:

Base scenario	80%
Optimistic Scenario	10%
Pessimistic scenario	10%

Loan loss provisions (LLP) totaled AR$1.6 billion in 1Q20, decreasing 45.4% YoY but increasing 32.0% QoQ. In 1Q20, level of provisioning reflects expected losses according to IFRS9 ruled by the Central Bank, that came into effect on January 1, 2020 except for the Consumer Finance segment.

On a yearly basis, LLP provision decreased 45.4% in 1Q20. 1Q19 LLP was penalized by a commercial delinquent loan that was fully provisioned in that quarter.

The 32.0% QoQ increase in loan loss provisions reflects expected losses according to IFRS9 ruled by the Central Bank, effective on January 1, 2020 except for the Consumer Finance segment, following some increases in delinquency in SMEs and small businesses customers segments.

Cost of Risk was 6.8% in 1Q20, compared to 9.8% in 1Q19 and 5.0% in 4Q19. The 1Q19 Cost of risk was penalized by the abovementioned commercial delinquent loan. QoQ increase reflects expected loss models output following some increase in delinquency in SMEs and small businesses during the quarter.

Personal & Business banking segment LLPs amounted to AR$764.4 million in 1Q20, declining 16.1% from 1Q19. Cost of Risk was 7.3% in 1Q20 compared to 6.4% in 1Q19.

Corporate segment LLPs amounted to AR$599.5 million in 1Q20, down from AR$1.3 billion in 1Q19. Cost of Risk was 6.3% in 1Q20 compared to 9.8% in 1Q19. 1Q19 was impacted by the abovementioned commercial delinquent loans.

Consumer finance segment LLPs amounted to AR$201.1 million in 1Q20, down 72.3% from AR$725.3 million in 1Q19, following the decline in NPL creation for the fifth consecutive quarter before the Covid-19 outbreak. Cost of Risk was 13.4% in 1Q20 compared to 23.3% in 1Q19.

The Coverage ratio increased to 99.6% from 83.0% in 4Q19, due to increased loan losses provisions in the quarter reflecting expected losses models and benefitting from the Central Bank regulatory easing amid the Covid-19 pandemic on debtor classifications, adding a 60 days grace period before a loan is classified as NPL and suspending mandatory reclassification of customers that are non performing with other banks but performing with Supervielle.

As of March 31, 2020 collateralized non-performing commercial loans were 61% of total, up from a 58% as of December 31, 2019 and a 20% as of June 30, 2019.

The total NPL ratio increased by 140 bps YoY but declined 70 bps QoQ to 6.7% in 1Q20.

QoQ NPL performance was mainly due to the 80 bps decrease in Personal and Business Segment NPL and 720 bps decrease in Consumer Finance NPL, benefitting from the abovementioned Central Bank regulatory easing on debtor classifications, while Corporate Segment NPL remained stable.

YoY NPL performance mas explained by a 20 bps increase in Personal and Business Segment NPL and a 670 bps increase in Corporate Segment NPL, while Consumer Finance NPL declined by 1,100 bps. Personal and Business Segment and Consumer Finance Segment NPLs benefitted from the regulatory easing on debtor classification in 1Q20, but Consumer Finance Segment NPL decline was mostly explained by the improvement in asset quality reflecting the measures taken by the Company since 1Q18 to enhance asset quality following the peaks observed in 2Q18. These measures included tightening of credit scoring standards, slower origination and changes in the collection process in the consumer finance segment.

Efficiency, Personnel, Administrative & Other Expenses

Personnel, Administrative Expenses & D&A						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19
Personnel Expenses	3,561.9	4,257.7	3,414.9	4,008.4	3,588.1	-16.3%	-0.7%
Administrative expenses	1,818.5	2,085.9	1,995.4	2,117.2	1,963.2	-12.8%	-7.4%
Directors’ and Statutory Auditors’ Fees	38.3	70.5	67.8	100.4	64.0	-45.7%	-40.2%
Other Professional Fees	194.3	279.5	235.5	324.7	257.3	-30.5%	-24.5%
Advertising and Publicity	114.5	137.4	147.4	157.6	141.9	-16.7%	-19.3%
Taxes	365.5	394.9	357.3	412.6	419.2	-7.4%	-12.8%
Other	1,106.0	1,203.5	1,187.4	1,122.0	1,080.7	-8.1%	2.3%
Total Personnel & Administrative Expenses ("P&A")	5,380.5	6,343.6	5,410.2	6,125.7	5,551.2	-15.2%	-3.1%
D&A	451.9	568.2	577.0	574.6	411.2	-20.5%	9.9%
Total P&A and D&A	5,832.4	6,911.7	5,987.2	6,700.3	5,962.5	-15.6%	-2.2%
Total Employees1	5,055.0	5,019.0	5,134.0	5,135.0	5,203.0	0.7%	-2.8%
Branches & Sales Points	316.0	316.0	317.0	318.0	316.0	0.0%	0.0%
Efficiency Ratio	60.4%	76.3%	75.6%	65.2%	64.5%

1. These figures do not include temporary employees

The Efficiency ratio was 60.4% in 1Q20 decreasing 410 bps from 1Q19 and 1,590 bps from 4Q19. Excluding non-recurring severance and early retirement charges of AR$880 million in 4Q19, efficency in 1Q20 improved 620 bps QoQ mainly due to the decrease in administrative expenses while revenues remained flat.

The past 2 years wage increases resulting from the bargaining agreement between Argentine banks and the labor union were as follows:

Month since increase applies	Salary Increase
May- 2018	5,0%
July- 2018	5,0%
August-2018	4,0%
September-2018	4,0%
October-2018	12,0%
November-2018	3,9%
December-2018	3,7%
January-2019	10,0%
June-2019	9,5%
September-2019	10,0%
October-2019	5,0%
November-2019	5,0%
December-2019	3,8%

In 1Q20, banks and unions agreed payment of fixed sums of money for all employees that on average followed inflation.

Personnel expenses amounted to AR$3.6 billion in 1Q20, decreasing 0.7% YoY and 16.3% QoQ. Excluding the impact of IFRS rule IAS 29, personnel expenses would have increased 49.3% YoY and would have decreased 9.5% QoQ.

The YoY performance in personnel expenses was mainly explained by salary increases that performed in line with YoY inflation levels both at the bank level and other subsidiaries, partially offset by a 2.8% reduction in the employee base resulting from the streamlining of operations implemented between 2018 and 2019.

In 1Q20, personnel expenses included the abovementioned fixed amounts salary increases in the quarter together with the full impact in 1Q20 of the salary increases agreed upon in previous quarter. Nevertheless, Personnel expenses decreased 16.3% in 1Q20 as in previous quarter had been recorded the abovementioned non-recurring severance and early retirement charges.

The employee base at the close of 1Q20 was 5,055, increasing 0.7% QoQ, or by 36 employees. The bank’s employee base decreased by 11 employees, while the Consumer Finance Segment and InvertirOnline increased their staff by 24 and 11 employees respectively.

Administrative expenses decreased 7.4% YoY to AR$1.8 billion and 12.8% QoQ. Excluding the impact of IFRS rule IAS 29, administrative expenses would have increased 38.4% YoY and would have decreased 5.2%QoQ.

The YoY performance was mainly driven by the following decreases:

•	24.5% or AR$ 63.0 million in Other professional fees,

•	19.3% or AR$ 27.5 million in Advertising & Publicity, and

•	12.8% or AR$53.7 million in taxes.

These effects were partially offset by a 2.3%, or AR$25.3 million increase, in other expenses mainly due to maintenance and repair expenses and armored transportation services costs.

The QoQ decrease was mainly driven by a 8.1% or AR$97.5 million decrease in other expenses mainly due to maintenance and repair expenses and armored transportation services costs, a 30.5% or AR$85.2 million decrease in other professional fees, a 7.4% or AR$29.4 million decrease in taxes and a 19.3% or AR$23.0 million decrease in adevertising and publicity.

D&A amounted to AR$451.9 million in 1Q20 increasing 9.9% YoY but decreasing 20.5% QoQ. The YoY increase is explained by higher amortizations as a result of properties revaluation and intangible assets from the two company acquisitions completed in 2018.

Other Operating Income (expenses), net

In 1Q20, Other Operating Expenses, net was AR$ 422.1 million declining 42.0% YoY and 71.0% QoQ.

Other Income, Net						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Other Operating Income	819.1	682.6	732.8	726.1	824.1	20.0%	-0.6%
Other Expenses	1,241.1	2,135.3	1,547.7	1,614.7	1,552.0	-41.9%	-20.0%
Total	-422.0	-1,452.8	-814.9	-888.7	-727.9	-71.0%	-42.0%

Other Expenses includes both turnover tax on all interest income, financial income and fees, and in 4Q19 included a AR$560 million provision to execute several strategic initiatives in different business segments.

Other Comprehensive Income, net of tax

During 1Q20, Other Comprehensive Loss, net of tax amounted to AR$48.2 million, reflecting the impact of inflation on the results of securities classified as “Available for sale”. According to Central Bank regulation, results from securities which are classified as “Available for sale”, the Other Comprehemsive Income shall include its respective result from the changes in the purchasing power of the currency.

Income Tax

As per the tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, the corporate tax rate declined to 30% from 35% starting in fiscal year 2018, and will further decline to 25% in fiscal year 2022, while a withholding tax on dividends was created with a rate of 7% since 2018 and 13% commencing fiscal year 2022. In addition, through the adoption of IFRS effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from liquidity retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained until 2018, a lower effective tax rate.

The above mentioned tax reform allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, the income tax provision since 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current year.

For income tax return purposes, one sixth (1/6) of the inflation losses that arose in the 2019 fiscal year were deductible in 2019, while the remaining five sixths (5/6) will be deductible in each of the subsequent 5 years, commencing 2020. Accordingly, one sixth (1/6) of the inflation losses reduced the 2019 income tax provision, while the other five sixths (5/6) create a deferred tax asset. Regarding 2020, one sixth (1/6) of the inflation losses arising in the 2020 fiscal year will be deductible in 2020, while the remaining five sixths (5/6) will be deductible in each of the subsequent 5 years. Accordingly, one sixth (1/6) of the inflation losses reduce the current income tax provision, while the other five sixths (5/6) create a deferred tax asset.

In 1Q20, Income tax charge amounted to AR$343.3 million compared to a AR$723.1 million in 1Q19, and a gain of AR$168.6 million in 4Q19.

Review Of Consolidated Balance Sheet

Key Drivers						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Loans
Currency
AR$ Loans (in AR$)	70,992.8	76,218.7	74,732.1	81,724.9	86,425.3	-6.9%	-17.9%
as % of Total Loans	77.0%	76.7%	70.9%	73.5%	71.2%
Foreign Currency Loans (in U$S)	329.4	358.1	442.5	513.4	543.8	-8.0%	-39.4%
Atomization
Top 10	13.2%	13.1%	12.8%	14.0%	14.0%
Top 20	28.8%	29.6%	28.5%	34.2%	27.6%
Top 50	35.7%	36.7%	36.7%	34.2%	33.7%
Average Interest on loans
AR$ Loans	51.6%	59.2%	56.5%	55.1%	52.0%
Foreign Trade & FX	7.2%	6.7%	7.2%	7.1%	6.8%
INVESTMENT PORTFOLIO
Securities Issued by the Central Bank	41,274.2	7,730.5	35,953.0	53,157.4	47,779.5	433.9%	-13.6%
Government Securities AR$	5,559.0	4,276.4	6,450.7	7,790.1	9,399.9	30.0%	-40.9%
Corporate Securities (in AR$)	319.6	125.6	221.9	139.8	80.2	154.5%	298.5%
Funding
Deposits
AR$ Deposits (in AR$)	113,935.8	70,791.9	90,883.2	104,089.8	110,535.7	60.9%	3.1%
as % of Total Deposits	83.9%	73.8%	73.9%	68.2%	67.9%
Foreign Currency Deposits (in u$S)	339.1	389.7	462.1	843.5	811.3	-13.0%	-58.2%
Cost of Funds
AR$	22.8%	32.3%	36.2%	34.1%	31.5%
U$S	2.0%	1.9%	1.2%	1.1%	1.3%
Assets & Liabilities Repricing
Loans
AR$ Loans. Avg. Repricing (Days)	215	184	217	249	257
% of AR$ Assets	39.7%	59.1%	47.1%	44.0%	44.0%
US$ Loans. Avg. Repricing (Days)	322	343	306	280	316
% of U$S Assets	51.1%	50.4%	55.3%	44.0%	47.0%
Total AR$ Assets. Avg. Repricing (Days)	134	167	150	158	154
% of Total Assets	80.5%	71.4%	73.3%	72.9%	71.9%
Total U$S Assets. Avg. Repricing (Days)	261	278	254	216	244
% of Total Assets	19.5%	28.6%	26.7%	27.1%	28.1%
Deposits
AR$ Deposits. Avg. Repricing (Days)	29	42	34	43	20
% of AR$ Liabilities	86.0%	77.9%	78.8%	77.0%	76.0%
US$ Deposits. Avg. Repricing (Days)	20	13	12	25	37
% of U$S Liabilities	66.3%	66.8%	68.1%	82.0%	77.0%
Total AR$ Liabilities. Avg. Repricing (Days)	35	67	49	54	35
% of Total Liabilities	80.1%	69.6%	69.4%	69.7%	67.9%
Total U$S Liabilities. Avg. Repricing (Days)	66	75	81	96	206
% of Total Liabilities	19.9%	30.4%	30.6%	30.3%	32.1%

Total Assets and Investment Portfolio

Total Assets were down 19.8% YoY but up 22.4% QoQ, to AR$197.0 billion. QoQ performance reflects the increase in holdings of Central Bank Leliqs by raising wholesale deposits to take advantage of higher spreads on Leliqs, following the balance sheet deleveraging in prior quarter.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)
						% Change
Assets Evolution	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Cash and due from banks	35,748.1	28,462.4	22,710.5	35,876.5	46,037.3	25.6%	-22.3%
Securities Issued by the Central Bank	41,274.2	7,730.5	35,953.0	53,157.4	47,779.5	433.9%	-13.6%
Government Securities	5,559.0	4,276.4	6,450.7	7,790.1	9,399.9	30.0%	-40.9%
Loans & Leasing	92,230.8	99,342.6	105,408.7	111,250.9	121,396.1	-7.2%	-24.0%
Property, Plant & Equipments	4,709.2	4,314.2	4,540.0	3,788.4	3,486.5	9.2%	35.1%
Other & Intangible1	17,451.7	16,759.0	19,944.5	16,310.0	17,488.1	4.1%	-0.2%
Total Assets	196,973.1	160,885.0	195,007.4	228,173.3	245,587.4	22.4%	-19.8%

1.	Other & Intangible, includes Central Bank Repo

Investment Portfolio
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19
Securities Issued by the Central Bank	41,274.2	7,730.5	35,953.0	53,157.4	47,779.5
AR$ Leliq	41,274.2	7,730.5	35,953.0	53,157.4	47,779.5
Government Securities	5,559.0	4,276.4	6,450.7	7,790.1	9,399.9
AR$	5,559.0	3,862.3	5,237.3	5,870.2	5,425.9
U$S	-	414.1	1,213.4	1,919.9	3,974.0
Corporate Securities	319.6	125.6	221.9	139.8	80.2
AR$	319.6	125.6	220.4	138.5	80.2
U$S	-	-	1.5	1.3	-
US$ Gov Sec. in Guarantee (Held for trading)	1,416.5	1,330.4	978.5	2,492.8	2,424.4
US$	1,416.5	1,330.4	978.5	2,492.8	2,424.4
AR$ Gov Sec in Time Deposits (Held to maturity)	-	62.5	-	-	-
AR$	-	62.5	-	-	-
Total	48,569.4	13,525.3	43,604.2	63,580.1	59,684.1
AR$	47,152.9	11,919.3	41,410.8	59,166.1	53,285.6
U$S	1,416.5	1,606.0	2,193.5	4,414.0	6,398.5

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$92.2 billion (measured in AR$ unit at the end of 1Q20), decreasing 24.0% YoY, and 7.2% QoQ. Considering non-restated for inflation figures, the gross loan portfolio increased 12.7% YoY and remained stable QoQ.

AR$ loans measured in AR$ unit at the end of 1Q20, amounted to AR$76.2 billion decreasing 17.9% YoY and 6.9% QoQ. In nominal terms, AR$ loans increased 21.9% YoY but remained flat QoQ. YoY and QoQ inflation was 48.4% and 7.8% respectively.

US$ loans, measured in US$, amounted to US$329.4 million decreasing 39.4% YoY and 8.0% QoQ.

The table below show the evolution of the loan book over the past five quarters broken down by product.

						% Change
Loan & Financial Leases Portfolio	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
To the non-financial public sector	61.19	31.12	35.59	42.64	44.63	96.6%	37.1%
To the financial sector	85.04	82.58	652.89	909.76	342.01	3.0%	-75.1%
To the non-financial private sector and foreign residents (before allowances):	0.00	0.00	0.00	0.00	0.00
Overdrafts	5,488.29	5,824.48	7,213.78	6,724.05	5,268.10	-5.8%	4.2%
Promissory notes	19,168.44	23,484.49	19,521.74	20,893.41	21,790.99	-18.4%	-12.0%
Mortgage loans	8,527.70	8,511.73	8,420.46	8,923.68	8,705.19	0.2%	-2.0%
Automobile and other secured loans	1,229.43	1,312.35	1,652.38	1,977.92	2,437.08	-6.3%	-49.6%
Personal loans	17,509.19	18,186.35	20,871.13	24,838.56	28,420.85	-3.7%	-38.4%
Credit card loans	12,851.39	14,102.69	12,918.00	12,921.35	13,739.65	-8.9%	-6.5%
Foreing trade loans & U$S loans	18,798.39	19,566.42	26,376.05	24,976.58	30,428.46	-3.9%	-38.2%
Others	5,370.00	4,716.66	3,362.29	4,331.97	4,654.52	13.9%	15.4%
Less: allowances for loan losses	-5,805.17	-6,151.00	-6,391.27	-6,176.24	-6,460.28	-5.6%	-10.1%
Total Loans, net	83,283.89	89,667.86	94,633.03	100,363.68	109,371.20	-7.1%	-23.9%
Receivables from financial leases	3,060.49	3,515.29	4,347.46	4,675.81	5,524.81	-12.9%	-44.6%
Accrued interest and adjustments	81.30	8.39	36.92	35.15	39.81	868.4%	104.2%
Less: allowance s	-251.04	-88.45	-104.59	-91.66	-97.19	183.8%	158.3%
Total Loan & Financial Leases, net	86,174.63	93,103.10	98,912.82	104,982.98	114,838.63	-7.4%	-25.0%
Total Loan & Financial Leases (before allowances)	92,230.84	99,342.55	105,408.68	111,250.87	121,396.10	-7.2%	-24.0%

With the aim at implementing a strategic view focused on individual customers and SMEs, which demand and value close -through branches- and digital service models, certain business areas of Banco Supervielle were redefined, such as the Retail Banking area which became the new Personal and Business Banking area, and the Corporate Banking area. On January 1, 2020, the SMEs customers and loan portfolio were transferred from the Corporate Banking division to the Personal and Business Banking Division.

Since January 1, 2020, the Bank customers are served as follows:

▪	Personal & Business banking segment:

▪	Small businesses, individuals and businesses with annual sales up to AR$100 million

▪	“SMEs”, companies with annual sales over AR$100 million and below AR$700 million

▪	Corporate banking Segment:

▪	Middle-market, companies with annual sales over AR$700 million and below AR$2.5 billion

▪	Large corporates, companies with annual sales over AR$2.5 billion

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

All segments loan portfolio declined sequentially reflecting weak credit demand across all segments following low activity levels and consumer confidence.

Risk management

Atomization of the loan portfolio.

As a result of its risk management policies, the Company continues to show an atomized portfolio, where the top 10, 50 and 100 borrowers represent 13%, 29% and 36%, respectively of the Loan portfolio, stable when compared to previous quarters.

Loan portfolio atomization	1Q20	4Q19	3Q19	2Q19	1Q19
%Top10	13%	13%	13%	14%	14%
%Top50	29%	30%	29%	28%	28%
%Top100	36%	37%	36%	34%	34%

Loan Portfolio breakdown by economic activity

Collateralized Loan Portfolio

As of March 31, 2020, 45% of the total commercial loan portfolio was collateralized, while 61% of the commercial non-performing loans portfolio was collateralized (compared to 58% as of Decmeber 31, 2019 and 20% as of June 30, 2019).

Loan portfolio collateral	SMEs & Middel Market	Large	Total
Collaterallized Portfolio	46%	41%	45%
Unsecured Portfolio	54%	59%	55%

Regarding Personal and Business Portfolio, loans to payroll and pension clients as of March 31, 2020, represented 67.7% of the total loan portfolio to individuals.

Asset Quality

The total NPL ratio increased by 140 bps YoY but declined 70 bps QoQ to 6.7% in 1Q20.

YoY NPL performance mas explained by a 20 bps increase in Personal and Business Segment NPL and a 670 bps increase in Corporate Segment NPL, while Consumer Finance NPL declined by 1,100 bps. Personal and Business Segment and Consumer Finance Segment NPLs benefitted from the Central Bank regulatory temporary easing amid the Covid-19 pandemic on debtor classifications, adding a 60 days grace period before a loan is classified as NPL and suspending mandatory reclassification of customers that are non performing with other banks but performing with Supervielle. Notwithstanding, Consumer Finance Segment NPL decline was mostly explained by the improvement in asset quality reflecting the measures taken by the Company since 1Q18 to enhance asset quality following the peaks observed in 2Q18. These measures included tightening of credit scoring standards, slower origination and changes in the collection process in the consumer finance segment.

QoQ NPL performance was mainly due to the 80 bps decrease in Personal and Business Segment NPL and the 720 bps decrease in Consumer Finance NPL, benefitting from the abovementioned Central Bank regulatory easing on debtor classifications, while Corporate Segment NPL remained stable.

The Coverage ratio increased to 99.6% from 83.0% in 4Q19, due to increased loan losses provisions in the quarter reflecting expected losses models and benefitting from the Central Bank regulatory easing on debtor classifications.

As of March 31, 2020 collateralized non-performing commercial loans were 61% of total, up from a 58% as of December 31, 2019 and a 20% as of June 30, 2019.

Cost of Risk was 6.8% in 1Q20 compared to 9.8% in 1Q19 and 5.0% in 4Q19. 4Q19 Cost of Risk benefitted from an initial deduction of AR$263 million LLP regarding the IFRS9 implementation. 1Q19 Cost of Risk was penalized by a commercial delinquent loan that was fully provisioned in that quarter.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 5.4% in 1Q20, compared to 9.3% in 1Q19 and 4.4% in 4Q19.

The table below shows a +30 days delinquency 3-month vintage of the month over month origination in Consumer Finance:

Month of disbursement	Month of Measure	Total Loans	Loans to Open Market Customers	Loans to Existing Customers
Dec 17	Feb 18	4.7%	6.4%	3.7%
Jan 18	Mar 18	4.4%	6.2%	3.7%
Feb 18	Apr 18	5.0%	6.5%	4.1%
Mar 18	May 18	3.9%	5.2%	3.2%
Apr 18	Jun 18	3.2%	4.6%	2.5%
May 18	Jul 18	2.8%	4.9%	1.8%
Jun 18	Aug 18	1.4%	2.0%	1.3%
Jul 18	Sep 18	2.4%	3.0%	2.2%
Aug 18	Oct 18	2.0%	3.6%	1.8%
Sep 18	Nov 18	3.5%	3.8%	3.4%
Oct 18	Dec 18	2.7%	4.1%	2.2%
Nov 18	Jan 19	3.3%	4.7%	2.8%
Dec 18	Feb 19	3.6%	7.0%	2.5%
Jan 19	Mar 19	2.8%	5.4%	2.1%
Feb 19	Apr 19	2.3%	4.6%	1.5%
Mar 19	May 19	2.6%	4.3%	2.3%
Apr 19	Jun 19	2.6%	5.0%	1.8%
May 19	Jul 19	2.4%	5.0%	1.5%
Jun 19	Aug 19	4.0%	6.5%	3.2%
Jul 19	Sep 19	3.3%	4.5%	2.9%
Aug 19	Oct 19	3.2%	5.9%	2.4%
Sep 19	Nov 19	3.9%	4.9%	3.4%
Oct 19	Dec 19	3.9%	4.2%	4.0%
Nov 19	Jan 20	4.9%	6.3%	3.7%
Dec 19	Feb 20	4.4%	5.3%	3.9%
Jan 20	Mar 20	4.1%	4.6%	3.9%

Consumer Finance Loans disbursed since March 2018, showed lower delinquency than loans disbursed in previous months, reflecting the tightening of credit scoring standards in place since 1Q18. Since January 2019 there was an improvement in origination delinquency levels when compared with the September and December 2018 time period which had been impacted by high levels of inflation. Delinquency levels remained well below the levels registered as of February 2018 before changes in credit standards and collection processes began to be implemented, although in recent months they have been peaking up again.

NPL Ratio and Delinquency by Product & Segment	mar 20	dec 19	sep 19	jun 19	mar 19
Corporate Segment NPL	9.8%	9.8%	8.9%	2.7%	3.1%
Personal and Business Segment NPL	3.6%	4.4%	3.8%	3.8%	3.4%
Personal and Business Segment Delinquency	4.0%	3.5%	3.1%	3.0%	2.3%
Personal Loans NPL	2.1%	4.2%	4.1%	3.7%	4.1%
Personal Loans Delinquency +90	2.8%	2.8%	2.6%	2.5%	2.2%
Credit Card Loans NPL	2.5%	3.8%	4.5%	4.5%	4.5%
Credit Card Loans Delinquency +90	3.1%	2.6%	3.2%	3.2%	2.9%
Mortgages NPL	1.5%	1.3%	0.8%	0.4%	0.2%
SMEs NPL	6.9%	6.9%	3.8%	4.6%	3.0%
Consumer Finance Segment NPL	10.0%	17.2%	20.3%	21.4%	21.0%
Personal Loans NPL	10.2%	25.1%	27.1%	28.7%	27.9%
Credit Card Loans NPL	13.1%	12.3%	15.2%	16.9%	15.4%
Car Loans NPL	10.8%	15.9%	13.4%	10.8%	6.2%
Residual Car Loans Mila Portfolio NPL	38.5%	36.4%	39.6%	28.3%	27.4%
Total NPL	6.7%	7.4%	6.9%	5.1%	5.3%

1.	NPL creation is calculated for retail segment non performing loans according to the Central Bank definition, where customers that are performing with the bank, but are delinquent with other banks or financial institutions, need to be considered as non-performing along the whole system. If considered bad loan formation only with actual retail segment delinquent loans with Supervielle, it remains stable QoQ.

Asset Quality						% Change
(In millions of Argentine Ps.)	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Commercial Portfolio	39,580.5	44,236.8	51,984.0	52,974.9	58,165.2	-11%	-32%
Non-Performing	3,787.4	4,011.1	3,942.2	1,569.4	1,810.7	-6%	109%
Consumer Lending Portfolio1	49,365.5	50,797.6	50,316.3	56,453.1	60,087.0	-3%	-18%
Non-Performing	2,560.8	3,572.0	3,669.9	4,307.5	4,796.6	-28%	-47%
Total Portfolio2	88,946.0	95,034.4	102,300.4	109,428.0	118,252.2	-6%	-25%
Non-Performing	6,348.3	7,583.1	7,612.1	5,876.9	6,607.4	-16%	-4%
Total Non-Performing / Total Portfolio	6.7%	7.4%	6.9%	5.1%	5.3%
Total Allowances	6,323.6	6,320.9	6,240.9	6,495.9	6,997.7	0%	-10%
Coverage Ratio	99.6%	83.0%	86.1%	107.7%	100.0%

1- Includes Retail, Consumer Finance and Residual Car Loans Mila portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

		Lifetime ECL
Analysis of the Allowance for Loan Losses	Balance at the begining of the period	12-month ECL	Financial assets with significant increase in credit risk	Credit- impaired financial assets	Simplified approach (*)	Balance at the end of the perios
Repo transactions	-	-	-	-	-	-
Other Financial Assets	266.7	-0.7	-	95.7	-26.2	335.6
Loans and Other Financings	-	-	-	-	-	-
Other Financial Entities	13.0	19.8	-	-	-2.4	30.4
Non Financial Private Sector	5,394.7	-755.7	402.9	748.0	-418.9	5,371.0
Overdraft	1,590.4	-501.1	8.7	278.7	-99.6	1,277.1
Unsecured Corporate Loans	392.3	32.3	-43.6	-15.5	-26.4	339.1
Mortgage Loans	497.3	-62.1	-23.7	177.4	-42.6	546.3
Automobile and other secured loans	105.0	2.8	8.9	-17.8	-7.2	91.7
Personal Loans	890.8	20.2	158.8	48.9	-80.9	1,037.8
Credit Crads	583.3	64.0	16.9	58.6	-52.3	670.6
Receivables from financial leases	149.8	40.3	5.9	74.7	-19.6	251.0
Other	1,828.5	-131.5	250.0	-67.0	-136.0	1,743.9
Other Securities	3.8	-3.8	-	-	0.0	0.0
Other non-financial Assets	-	-	-	-	-	-
Total Allowances	6,320.9	-519.8	381.9	633.8	-493.2	6,323.6

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, decreased 19.8% YoY but increased 22.4% QoQ. QoQ performance is explained due to the 41.5% increase in deposits compared to 4Q19 where the Company had deleveraged its balance sheet, sharply reducing institutional funding. In 1Q20, institutional funding and core deposits increased 330% and 15% respectively. Other sources of funding decreased 36.4% YoY and 10.7% QoQ, while Shareholders equity declined 6.4% YoY and increased 1.6% QoQ.

AR$ denominated funding decreased 7.3% YoY and increased 45.9% QoQ. QoQ increase reflects the deposits growth with Wholesale & institutional customers tu fund higher holdings od Leliqs, and the 14.8% increase in AR$ core franchise deposits.

Foreign currency denominated funding (measured in US$) decreased 51.3% YoY and 16.9% QoQ, reflecting US$ deposits outflows occurred since August 2019 following industry trends.

Funding & Other Liabilities						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Deposits
Non-Financial Public Sector	5,568.20	5,896.82	9,156.77	13,627.93	16,623.15	-5.6%	-66.5%
Financial Sector	16.81	30.29	32.60	35.99	30.17	-44.5%	-44.3%
Non-Financial Private Sector and Foreign Residents	130,210.50	90,023.28	113,725.17	138,935.48	146,059.74	44.6%	-10.9%
Checking Accounts	14,444.68	13,064.89	13,429.37	11,019.68	10,489.61	10.6%	37.7%
Savings Accounts	37,152.64	31,680.41	30,943.29	43,290.50	40,317.88	17.3%	-7.9%
Special Checking Accounts	24,196.45	10,071.39	22,121.99	31,198.68	40,214.50	140.2%	-39.8%
Time Deposits	40,533.54	25,721.28	39,964.58	41,038.66	43,328.41	57.6%	-6.5%
Others	13,883.19	9,485.31	7,265.93	12,387.96	11,709.35	46.4%	18.6%
Total Deposits	135,795.50	95,950.39	122,914.54	152,599.40	162,713.06	41.5%	-16.5%
Other Source of Funding
Liabilities at a fair value through profit or loss	365.74	204.34	0.00	2,403.83	2,028.37	79.0%	-82.0%
Derivatives	0.00	0.00	0.00	0.00	0.00
Repo Transactions	269.91	344.76	383.32	584.99	2,221.21	-21.7%	-87.8%
Other financial liabilities	9,887.66	9,596.92	8,844.51	9,530.66	9,632.03	3.0%	2.7%
Financing received from Central Bank and others	8,409.65	9,720.93	12,276.36	6,358.92	10,389.36	-13.5%	-19.1%
Medium Term Notes	4,112.20	6,561.19	12,250.56	15,750.32	17,788.55	-37.3%	-76.9%
Current Income tax liabilities	0.00	0.00	251.84	676.75	689.40
Subordinated Loan and Negotiable Obligations	1,911.46	2,285.23	2,527.43	2,104.74	2,343.42	-16.4%	-18.4%
Provisions	545.83	729.82	186.38	161.15	138.43	-25.2%	294.3%
Deferred tax liabilities	501.00	545.78	21.31	52.88	654.02	-8.2%	-23.4%
Other non-financial liabilities	8,672.02	8,849.17	8,575.38	6,248.71	8,674.43	-2.0%	0.0%
Total Other Source of Funding	34,675.45	38,838.14	45,317.08	43,872.97	54,559.22	-10.7%	-36.4%
Attributable Shareholders’ Equity	26,481.04	26,075.74	26,754.81	31,678.17	28,291.62	1.6%	-6.4%
Total Funding	196,951.99	160,864.27	194,986.43	228,150.54	245,563.90	22.4%	-19.8%

Deposits

Total deposits amounted to AR$135.8 billion in 1Q20, decreasing 16.5% YoY but increasing 41.5% QoQ. QoQ increase reflects the deposits growth with Wholesale & institutional customers tu fund higher holdings of Leliqs, and the 14.8% increase in AR$ core franchise deposits, following the balance sheet deleveraging in the prior quarter.

Total deposits represent 68.9% of Supervielle’s total funding sources compared to 66.3% in 1Q19 and 59.6% in 4Q19.

On a YoY basis, AR$ denominated deposits measured in units at the end of the reporting period, increased 3.1%. AR$ denominated deposits in nominal terms increased 52.9% YoY compared with industry growth (non restated figures) of 49.7%, and accounted for 83.9% of total deposits as of March 31, 2020. Foreign currency denominated deposits (in US$) decreased 58.2% YoY while industry deposits in foreign currency decreased 41.1%.

On a QoQ basis, AR$ denominated deposits measured in units at the end of the reporting period, increased 60.9%. AR$ denominated deposits in nominal terms increased 73.5% QoQ compared with industry growth (non restated figures) of 23.5%, and accounted for 83.9% of total deposits as of March 31, 2020. Foreign currency denominated deposits decreased 13.0% while Industry US dollar denominated deposits decreased 5.9%.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)

	mar 20	dec 19	sep 19	jun 19	mar 19	QoQ	YoY
Non-Financial Public Sector	4,120.8	3,556.1	4,157.1	4,065.9	3,166.0	15.9%	30.2%
Financial Sector	14.5	20.5	32.3	35.3	29.9	-29.5%	-51.7%
Non-Financial Private Sector and Foreign Residents	109,800.5	67,215.2	86,693.8	99,988.6	107,339.7	63.4%	2.3%
Checking Accounts	14,444.7	13,064.9	13,429.4	11,019.7	10,489.6	10.6%	37.7%
Savings Accounts	27,595.0	20,746.7	18,198.2	24,325.4	20,411.6	33.0%	35.2%
Special Checking Accounts	18,329.8	2,401.6	12,958.3	17,846.2	30,204.2	663.2%	-39.3%
Time Deposits	35,932.6	22,011.8	35,401.6	34,945.6	35,106.7	63.2%	2.4%
Others	13,498.4	8,990.3	6,706.3	11,851.8	11,127.7	50.1%	21.3%
Total AR$ Deposits	113,935.8	70,791.9	90,883.2	104,089.8	110,535.7	60.9%	3.1%

The charts below show the breakdown of deposits as of March 31, 2020, and in 1Q20 average balances, respectively.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 39% of the Company’s total deposits base (27.0% of savings accounts and 12.0% of checking accounts) as of March 31, 2020. Non or low-cost demand deposits represented 49% of total deposits (33.0% of savings accounts and 15.0% of checking accounts) as of December 31, 2019 and 33% as of March 30, 2019.

AR$ Individual plus Senior Citizens customer deposits represented 40% of total deposits as of March 31, 2020, compared with 55% of total deposits as of December 31, 2019. AR$ Wholesale and institutional deposits increased to 40% of total AR$ deposits from 15% as of December 31, 2019, raised to fund increased investments in Central Bank 7-day Leliqs, following the balance sheet deleveraging in the prior quarter.

Other Sources of

Funding and Shareholder’s Equity

As of March 31, 2020, other sources of funding and shareholder’s equity amounted to AR$61.2 billion decreasing 26.2% YoY and 5.8% QoQ.

The YoY performance in other sources of funding was explained by the following decreases:

•	6.4%, or AR$1.8 billion in Attributable Shareholders’ Equity,

•	76.9%, or AR$13.7 billion in Medium Term Notes,

•	114.9%, or AR$4.9 billion in Other Financial Liabilities mainly explained by an increase in third party collections together with the non-financial liabilities which resulted from the adoption of IFRS 16 effective January 2019, and

•	19.1%, or AR$2.0 billion in Financing Received From Central Bank and Others.

The QoQ performance was explained by the AR$2.5 billion cancellation in the quarter of medium term notes issued by the Bank and the decrease in Financing Received From Central Bank and Others.

Foreign Currency Exposure

The table below show the foreign currency exposure since December 2018.

Consolidated Balance Sheet Data
(In thousands of US$)	mar 20	dec 19	sep 19	jun 19	mar 19
Assets
Cash and due from banks	212,086	235,077	248,202	450,562	393,171
Secuities at fair value through profit or loss	7,867	13,121	17,723	36,404	64,231
Loans	295,016	316,093	386,488	469,108	496,663
Other Receivables from Financial Intermediation	11,941	9,176	6,652	4,446	9,686
Other Receivable from Financial Leases	25,645	29,252	31,726	33,946	36,127
Other Assets	34,468	37,215	26,534	55,744	53,264
Other non-financial assets	45	107	47	64	201
Total assets	587,069	640,042	717,372	1,050,274	1,053,344
Liabilities and shareholders’ equity
Deposits	331,883	389,627	461,955	842,882	815,630
Other financial liabilities	177,658	191,229	222,702	146,117	203,528
Other Liabilities	14,721	17,670	19,354	23,118	24,967
Subordinated Notes	28,863	35,393	36,461	36,599	36,438
Total liabilities	553,126	633,920	740,472	1,048,716	1,080,562
Net Position on Balance	33,943	6,123	-23,100	1,558	-27,218
Net Derivatives Position	-8,226	1,631	1,000	2,822	-
Global Net Position	25,718	7,754	-22,100	4,380	-27,218

According to Central Bank regulations, non-financial liabilities resulting from the adoption of IFRS 16 since January 2019, are not considered within the Global Net Position, and this mainly explains the short position to the Fx in some months of the year 2019. Global Net Position is limited to a 4% maximum long position.

Liquidity & Capitalization

Loans to deposits ratio of 68.1% down from 74.9% as of March 31, 2019 and from 103.5% as of December 31, 2019.

AR$ loans to AR$ deposits ratio was 62.3% compared to 78.3% on March 31, 2019 and 107.6% as of December 31, 2019. The ratio reflects the QoQ 73.5% growth in AR$ deposits raised with Wholesale & institutional customers tu fund higher holdings of Leliqs, and the 14.8% increase in AR$ core franchise deposits, while AR$ loans remained flat. 4Q19 ratio reflected the Company’s decision to deleverage its balance sheet and year end liquidity management. Liquid AR$ Assets to AR$ deposits ratio as of March 31, 2020 was 60.0% compared to 34.7% as December 31, 2019.

US$ loans to US$ deposits ratio was 97.2% compared to 66.8% as of March 31, 2019 and 92.1% as of December 31, 2019. In 1Q20, US$ deposits outflows were 13.0% while US$ loans declined 8.0%. As of March 31, 2020, the Liquid US$ Assets to US$ deposits ratio was 61.1% increasing 90 bps from December 31, 2019.

As of March 31, 2020, proforma liquidity coverage ratio (LCR) was 130.2% compared to 150.3% as of December 31, 2019. This ratio continued to reflect high liquidity levels.

Net Stable funding ratio (“NSFR”) as of March 31, 2020 was 164.0%.

Tables below present information about liquidity in AR$ and US$:

US$ Liquidity
(In US$ million)	mar 20	dec 19	sep 19	jun 19
Cash and due from banks	207.3	232.0	248.2	450.3
U$S Treasury Bonds	-	2.5	17.3	32.2
Liquid US$ Assets	207.3	234.5	265.5	482.5
Total US$ Deposits	339.1	389.7	462.1	843.5
Liquid US$ Assets / Total US$ Deposits	61.1%	60.2%	57.5%	57.2%

AR$ Liquidity
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19
Cash and due from banks	22,386.1	14,565.5	8,424.4	16,759.9
Securities Issued by the Central Bank (Leliq)	41,274.2	7,730.5	35,953.0	53,157.4
Treasury Bonds (Botes)	4,668.6	3,090.2	3,954.4	2,923.3
Repo	79.1	-	4,813.1
Liquid AR$ Assets	68,408.1	25,386.1	53,144.9	72,840.6
Total AR$ Deposits	113,935.8	70,791.9	90,883.2	104,089.8
Liquid AR$ Assets / Total AR$ Deposits	60.0%	35.9%	58.5%	70.0%

As of March 31, 2020, equity to total assets was 13.4%, compared to 14.8% as of December 31, 2019 and 11.5% as of March 31, 2019.

Consolidated Capital
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19	% Change
						QoQ	YoY
Attributable Shareholders’ Equity	26,481.0	26,075.7	26,754.8	31,678.2	28,291.6	1.6%	-6.4%
Average Shareholders’ Equity	24,284.6	20,324.5	21,979.9	23,970.5	23,039.9	19.5%	5.4%
Shareholders’ Equity as a % of Total Assets	13.4%	16.2%	13.7%	13.9%	11.5%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	13.2%	11.8%	11.3%	11.1%	9.5%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	11.4%	13.7%	11.7%	12.2%	9.9%

Capital injections made by the Company in its subsidiaries during the past twelve months were as follows:

•	In June 2019, CCF received total net capital injections of AR$500 million,

•	In March 2020, Bolsillo Digital S.A.U received total net capital injections of AR$48 million,

•	In March 2020, Futuros del Sur S.A. received total net capital injections of AR$50 million, and

•	In March 2020, Supervielle Productores Asesores de Seguros S.A. received total net capital injections of AR$30 million

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, effective on January 1, 2020, that Group “A” financial institutions which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements, the Major Exposure to Credit Risk regulations, the Liquidity Coverage Ratio and the Net Stable Funding Ratio on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

On March 19, 2020, the Central Bank ruled, through Communication “A” 6938, establishing that group A financial institutions are allowed to consider as Tier 1 capital (COn1), when calculating minimum capital requirements, the positive difference between the accounting provision, calculated in accordance with point 5.5. of IFRS 9, and the regulatory provision, calculated in accordance with the standards on minimum loan loss provisions required, or the accounting provision as of November 30, 2019, the higher of both, that is, when the provision under IFRS is greater than the regulatory (or accounting as of that date).

The Common Equity Tier 1 Ratio as of March 31, 2020, was 13.3%, compared to the 11.3% reported as of December 31, 2019 and 11.9% reported as of March 31, 2019.

The QoQ increase reflects initial IAS29 adjustment on non monetary assets, and the above mentioned Central Bank regulatory easing on provisions amid the Covid-19 pandemic that allows banks to consider as Tier 1 Common Equity, the difference between expected loss provisions recorded following IFRS9, and provisions recorded as of November 30, 2019 under the previous accounting framework.

Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of March 31, 2020, Banco Supervielle’s consolidated financial position showed a solvency level with an integrated capital of AR$18.6 billion, exceeding total capital requirements by AR$7.5 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19
Allocated to Assets at Risk	7,291.7	7,164.8	6,827.8	6,377.2	6,384.6
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	993.2	826.1	731.6	425.1	516.9
Market Risk	251.8	251.7	282.6	468.4	461.2
Public Sector and Securities in Investment Account	15.3	11.5	14.0	8.8	7.9
Operational Risk	2,602.8	2,350.0	2,083.5	1,934.3	1,644.5
Required Minimum Capital Under Central Bank Regulations	11,154.7	10,604.1	9,939.6	9,213.8	9,015.0
Basic Net Worth	21,203.8	16,991.1	16,098.6	14,961.0	13,474.2
Complementary Net Worth	1,046.8	1,033.7	1,159.1	1,206.8	1,220.8
Deductions	-3,598.4	-2,999.7	-2,485.2	-2,169.7	-1,191.4
Total Capital Under Central Bank Regulations	18,652.1	15,025.1	14,772.4	13,998.1	13,503.6
Excess Capital	7,497.4	4,421.0	4,832.8	4,784.2	4,488.6
Credit Risk Weighted Assets	101,860.1	96,585.7	91,375.6	82,531.4	83,851.4
Risk Weighted Assets	137,535.9	129,638.2	121,488.1	112,693.1	110,171.9

Total Capital
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	dec 19	sep 19	jun 19	mar 19
Tier 1 Capital
Paid in share capital common stock	829.6	829.6	829.6	808.9	808.9
Irrevocable capital contributions	0.0	0.0	0.0	475.0	0.0
Share premiums	6,898.6	6,898.6	6,898.6	6,444.3	6,444.3
Disclosed reserves and retained earnings	-3,816.3	5,351.4	5,351.4	5,342.8	6,273.0
Non-controlling interests	407.3	126.0	121.7	111.5	99.9
Capital adjustments	16,376.4	0.0	0.0	0.0	0.0
IFRS Adjustments	-42.4	1,001.8	773.6	589.3	-341.0
Expected Loss - Communication "A" 6938 item 10	639.0	0.0	0.0	0.0	0.0
100% of results	0.0	2,247.1	2,000.3	378.3	0.0
50% of positive results	186.6	536.6	123.4	811.0	189.2
Sub-Total: Gross Tier I Capital	21,478.8	16,991.1	16,098.6	14,961.0	13,474.2
Deduct:	0.0	0.0	0.0	0.0	0.0

All Intangibles	1,268.2	754.2	526.5	472.9	390.3
Pending items	45.7	25.6	19.5	92.0	72.6
Other deductions	2,396.8	2,219.9	1,939.3	1,604.9	728.5
Total Deductions	3,710.6	2,999.7	2,485.2	2,169.7	1,191.4
Sub-Total: Tier I Capital	17,768.1	13,991.4	13,613.3	12,791.3	12,282.8
Tier 2 Capital	0.0	0.0	0.0	0.0	0.0
General provisions/general loan-loss reserves 50%	869.0	871.4	841.6	781.0	785.4
Subordinated term debt	177.8	162.3	317.5	425.8	435.4
Sub-Total: Tier 2 Capital	1,046.8	1,033.7	1,159.1	1,206.8	1,220.8
Total Capital	18,814.9	15,025.1	14,772.4	13,998.1	13,503.6
Credit Risk weighted assets	101,860.1	96,585.7	91,375.6	82,531.4	83,851.4
Risk weighted assets	137,535.9	129,638.2	121,488.1	112,693.1	110,171.9
Tier 1 Capital / Risk weighted assets	13.3%	11.3%	11.8%	11.9%	11.9%
Regulatory Capital / Risk weighted assets	14.0%	12.2%	12.8%	12.9%	13.2%

The QoQ performance reflects the increase in Basic Net Worth as initial recognition of inflation adjustment applied since January 1, 2020. This was partially offset by capital consumption as a result of 10.8% or AR$253 million increase of operational risk, 1.8% or AR$127 million increase in capital allocated to assets at risk, and 20% or AR$599 million increase in the amount of deductions to the Tier 1 capital, while market risk remained unchanged.

The YoY performance reflects the increase in Basic Net Worth as initial recognition of inflation adjustment applied since January 1, 2020. This was partially offset by capital consumption as a result of 58.3% or AR958 million increase of operational risk, 14.2% or AR$907 million increase in capital allocated to assets at risk, and 202% or AR$2.4 billion increase in the amount of deductions to the Tier 1 capital, while market risk decreased 45.4% or AR$ 209 million.

Minimum Cash Reserve Requirements

Since June 20, 2018, the Central Bank increased the minimum cash reserve requirements on AR$ Deposits. As a general rule, financial institutions belonging to Group "A" (group of systemic importance) have the following minimum reserve requirement: sight deposits reserve requirements amount to 45%, of which 30% should be set up in cash, 5% in BOTES 2020 and 10% in LELIQs (until November 1, 2019). For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 32%, where 11% should be set up in cash, 5% in Botes 2020 and 16% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 22%, 4% set up in cash, 5% in BOTES 2020 and 13% in LELIQs, reducing to 0%, 2% and 2%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term have no minimum reserve requirement.

Moreover, through a regulation issued on June 19, 2019, it was also determined that from July 1, 2019, the minimum cash reserve requirements in pesos shall be calculated by the average of daily balances of the liabilities registered at the close of each day during the period prior to its integration and established the unified computation of the minimum cash requirement in pesos for the periods July / August and December of a year / January of the following year.

Related to US$ Deposits, minimum cash reserve requirements is 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17%, reduced to 11% for deposits with a residual term ranging from 60 to 89 days, to 5% for deposits with a residual term between 90 to 179 days, and to 2% for residual terms between 180 to 365 days. Deposits with a residual term exceeding 365 days will have no minimum cash requirement.

Amid the Covid-19 pandemic outbreak, the Central Bank eased minimum cash reserve requirements by increasing the amount of deductions allowed to reduce reserve requirements.

New most relevant deductions include:

(1)	a 40% of the amount total loans granted by the bank (balances) to MiPyMES at interest rates of 24% or below;

(2)	a 60% of the total financing granted to eligible customers, at 0% interest rates;

(3)	a 35% of the aggregate financings in Pesos granted by the bank under the “Ahora 12” program, with a limit of 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

(4)	Amounts of cash withdrawals made through the bank’s ATMs

More recently, the Central Bank ruled that 100% of cash reserve requirement corresponding to time deposits can be set up with Leliqs.

The table below shows the composition of the reserve requirements as of each reported date. The basis on which minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, with the exeption of what was regulated through Communication “A” 6719, and is applicable for the months of July and August, and December 2019 and January 2020.

Minimum Cash Reserve Requirements on AR$ Deposits (Avg. Balance. AR$ Bn.)	mar 20	dec 19	sep 19	jun 19	mar 19
Cash	20,013.5	13,830.7	10,533.7	11,729.8	14,400.8
Treasury Bond (BOTE 2020)	4,557.1	3,090.2	3,089.2	2,923.3	3,092.8
Leliq	6,323.9	4,320.9	8,539.3	6,238.0	7,111.2
Special Deduction[1]	4,318.9	2,695.1	2,628.1	2,205.6	2,461.3
Total Cash Reserve Requirements	35,213.5	23,936.9	24,790.2	23,096.7	27,066.0

1. SMEs loans deduction

U$S Deposits (Avg. Balance. US$ MM.)	mar 20	dec 19	sep 19	jun 19	mar 19
Cash	137.8	127.4	149.8	361.6	362.9
Total Cash Reserve Requirements	137.8	127.4	149.8	361.6	362.9

Results By Segment

Overview

With the aim at implementing a strategic view focused on individual customers and SMEs, which demand and value close -through branches- and digital service models, certain business areas of Banco Supervielle were redefined, such as the Retail Banking area which was transformed into the new Personal and Business Banking area, and the Corporate Banking area. On January 1, 2020, the SMEs customers and loan portfolio were transferred from the Corporate Banking division to the Personal and Business Banking Division.

Since January 1, 2020, the Bank customers are served as follows:

•	Personal & Business banking segment:

▪	Small businesses, individuals and businesses with annual sales up to AR$100 million

▪	“SMEs”, companies with annual sales over AR$100 million and below AR$700 million

•	Corporate banking Segment:

▪	Middle-market, companies with annual sales over AR$700 million and below AR$2.5 billion

▪	Large corporates, companies with annual sales over AR$2.5 billion

Supervielle conducts its business through the following operating segments: Personal & Business Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating

Revenue Mix

In 1Q20, the Personal & Business Segment represented 54% of net operating revenues, compared to 58% in 1Q19. The Corporate Segment represented 12% of net operating revenues in 1Q20 compared to 16% in 1Q19, while the Consumer Finance Segment represented 9% of net operating revenues in 1Q20 and in 1Q19.

Attributable Comprehensive

Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Attributable Net Income			% Change
(in million of Argentine Ps.)	1Q20	1Q19	YoY
Personal & Business	-135.9	-260.3	-
Corporate Banking	-4.6	-569.4	-
Treasury	658.7	165.0	299.2%
Consumer Finance	-253.6	-782.6	-
Insurance	94.7	54.9	72.6%
Asset Management & Other Service	40.5	-20.0	-
Total Allocated to segments	399.7	-1,412.4	-
Adjustments	53.7	58.9	-8.9%
Total Consolidated	453.4	-1,353.5	-

Personal & Business Segment

Through the Personal & Business banking Segment, Supervielle offers wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses, and SMEs: personal loans, mortgage loans, unsecured loans, loans with special facilities for project and work capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plan (planes sueldo), credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and senior citizens benefit payments. Effective January 1, 2020, the SMEs portfolio has been transferred to the Personal and Business Banking segment from the Corporate Banking Segment. For comparative purposes, 1Q19 segment information has been restated to include the SMEs portfolio.

Personal & Business Segment – Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Income Statement
Net Interest Income	4,072.5	4,797.4	-15.1%
NIIFI & Exchange rate differences	28.2	283.0	-90.0%
Net Financial Income	4,100.7	5,080.4	-19.3%
Net Service Fee Income	1,237.3	1,160.2	6.6%
Net Operating Revenue, before Loan Loss Provisions	4,986.6	5,776.0	-13.7%
RECPPC	-173.1	-576.7	-70.0%
Loan Loss Provisions	-764.4	-911.4	-16.1%
Profit before Income Tax	-213.8	16.1	-
Attributable Net Income	-135.9	-259.4	-
Balance Sheet
Loans (Net of LLP)	40,875.7	52,749.2	-22.5%
Receivables from Financial Leases (Net of LLP	1,078.3	2,206.5	-51.1%
Total Loan Portfolio (Net of LLP)	41,954.0	54,955.7	-23.7%
Deposits	74,732.4	87,726.6	-14.8%

During 1Q20, Loss before Income tax of AR$213.8 million compared to a gain before income tax of AR$16.1 million in 1Q19.

The YoY performance is explained by a 19.3% or AR$979.7 milion decrease in net financial income mainly due to a decrease in average volumes of loans in the quarter, and lower income on foreign currency trading, while cost of fund benefitted from the reduction in market interest rates and loans continued repricing on a lagged basis. This was partially offset by, (i) a 16.1% or AR$147.0 million decrease in loan loss provisions, (ii) a 6.6% or AR$77.1 million increase in Net Sevice Fee income due to the repricing on product bundles, and (iii) a 70.0% or AR$403.6 million decrease in the loss from exposure to changes in the purchasing power of the currency due to the lower inflation in 1Q20 compared to 1Q19. YoY Expenses remained flat.

Loan loss provisions amounted to AR$764.4 million in 1Q20, down 16.1% from 1Q19. Since 1Q20, provisioning follows IFRS9 expected losses. NPLs from individual customers decreased YoY benefitting from Central Bank regulatory easing amid the pandemic on debtor classifications (adding a 60 days grace period before the loan is classified as NPL) and the suspension of mandatory reclassification of customers non performing with other banks but performing with Supervielle, while SMEs NPL included in the segment increased from 3.0% to 6.9%.

Attributable Net Income at the Personal & Business Banking Segment was a loss of AR$135.9 million in 1Q20 compared with a loss of AR$259.4 million in 1Q19. 1Q20 include positive result of AR$ 77.8 million in income tax compared to a charge of AR$276.2 million in 1Q19

Personal & Business banking loans (including receivables from financial leases) reached AR$42.0 billion at March 31, 2020 decreasing 23.7% YoY.

Personal & Business banking deposits declines 14.8% on annual basis.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations and middle market companies full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management. Effective January 1, 2020, the SMEs portfolio has been transferred from the Corporate Banking Segment to the Personal and Business Banking Segment. For comparative purposes, 1Q19 segment information has been restated to exclude the SMEs portfolio.

Corporate Segment – Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Income Statement
Net Interest Income	891.1	1,438.7	-38.1%
NIIFI & Exchange rate differences	13.4	32.0	-58.3%
Net Financial Income	904.5	1,470.8	-38.5%
Net Service Fee Income	117.0	296.3	-60.5%
Net Operating Revenue, before Loan Loss Provisions	1,044.9	1,654.6	-36.8%
RECPPC	-88.0	-681.3	-
Loan Loss Provisions	-599.5	-1,266.9	-52.7%
Profit before Income Tax	-7.3	-659.2	-
Attributable Net Income	-4.6	-556.4	-
Balance Sheet
Loans (Net of LLP)	36,105.6	44,384.9	-18.7%
Receivables from Financial Leases (Net of LLP	1,799.4	3,246.1	-44.6%
Total Loan Portfolio (Net of LLP)	37,905.0	47,631.0	-20.4%
Deposits	14,831.8	42,979.8	-65.5%

During 1Q20 Loss before Income tax was AR$7.3 million compared to a loss of AR$659.2 million in 1Q19.

The YoY performance is explained by (i) the 52.7% or AR$667.4 million decrease in Loan Loss Provisions, as 1Q19 was penalized by the fully provisioning in that quarter of a delinquent commercial loan, (ii) an AR$88.0 million loss from exposure to changes in the purchasing power of the currency compared to AR$681.3 million loss in 1Q19, due to the lower inflation in 1Q20 compared to 1Q19, (iii) a AR$566.3 million or 38.5% decrease in Net Financial Income mainly due to a decrease in corporate loan volumes, while interest expenses benefitted from the decline in market interest rates, and (iv) an AR$179.3 million or 60.5% decrease in Net Servide Fee Income. Expenses remained flat YoY.

As of March 31, 2020 collateralized non-performing commercial loans were 61% of total compared with 58% as of December 31, 2019 and 20% as of June 30, 2019.

Attributable Net Income at the Corporate Banking Segment was a loss of AR$4.6 million in 1Q20, compared to a AR$556.4 million loss in 1Q19.

Loan loss provisions was AR$599.5 million in 1Q20 compared to AR$1.3 billion in 1Q19. In 1Q20, levels of provisioning follows expected losses under IFRS9 ruled by the Central Bank, effective since January 1, 2020. 1Q19 was penalized by the fully provisioning in that quarter of a delinquent commercial loan.

The corporate loan portfolio decreased 20.4% YoY reflecting the decline in both AR$ and US$ loans.

Total deposits from corporate customers amounted to AR$14.8 billion, down 65.5% YoY.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank's liquidity according to the needs and opportunities of the Personal and Business Banking and the Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank's financial risk management policies, manages the Bank's trading desk, and develops businesses with wholesale financial and non-financial clients.

Treasury Segment – Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Income Statement
Net Interest Income	1,466.0	-5,086.7	-
NIIFI & Exchange rate differences	165.6	5,983.5	-
Net Financial Income	1,631.6	896.9	81.9%
Net Operating Revenue, before Loan Loss Provisions	1,581.2	798.7	98.0%
RECPPC	-251.7	-143.9	74.9%
Profit before Income Tax	1,035.9	366.1	183.0%
Attributable Net Income	658.7	151.0	336.1%

Profit before Income tax of AR$1.0 billion compared to a profit of AR$366.1 million in 1Q19. YoY, the Treasury business benefitted from a decrease in cost of funds following the reduction in interest rates, and from the increased investments in Central Bank 7-day Leliqs,

During 1Q20, the Treasury Segment reported an Attributable Net Income of AR$658.7 million, compared to a net gain of AR$151.0 million in 1Q19.

Consumer Finance Segment

Through Cordial Compañia Financiera, Tarjeta Automática and MILA, Supervielle offers credit card services, personal loans and car loans, to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services.

Consumer Finance Segment – Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Income Statement
Net Interest Income	575.7	649.6	-11.4%
NIIFI & Exchange rate differences	24.2	-24.3	-
Net Financial Income	599.8	625.3	-4.1%
Net Service Fee Income	220.9	960.3	-77.0%
Net Operating Revenue, before Loan Loss Provisions	776.5	884.9	-12.3%
RECPPC	-218.5	-353.3	-
Loan Loss Provisions	-201.1	-725.3	-72.3%
Profit before Income Tax	-323.2	-900.8	-64.1%
Attributable Net Income	-253.6	-782.6	-67.6%
Balance Sheet
Loan Portfolio (Net of LLP)	5,982.7	10,592.7	-43.5%

Attributable Net Income at the Consumer Finance Segment registered a net loss of AR$253.6 million compared to a net loss of AR$782.6 million in 1Q19.

YoY results showed (i) a strong decrease in LLP from AR$725.3 million to AR$201.1 million in 1Q20, (ii) a 4.1% or AR$25.5 million decline in Net Financial Income due to lower interest income following a 34.5% decline in average interest earning assets, although interest expenses benefitted from a decrease in cost of funds following the reduction in interest rates, and (iii) an AR$218.5 million loss from exposure to changes in the purchasing power of the currency compared to an AR$353.3 million loss in 1Q19. This improvement was due to the lower inflation in 1Q20 compared to 1Q19.

Interest Earning Assets	1Q20		1Q19
(In millions of Argentina Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	134.8	23.7%	97.1	29.6%
Securities Issued by the Central Bank	568.2	21.7%	0.0	0.0%
Total Investment Portfolio	703.0	22.1%	97.1	29.6%
Loans to the Financial Sector	0.0	0.0%	0.0	0.0%
Automobile and Other Secured Loans	496.5	56.2%	543.3	60.7%
Consumer Finance Personal Loans	3,048.7	80.4%	6,516.0	61.3%
Credit Card Loans	2,402.5	38.3%	3,336.0	43.3%
Total Loans	5,947.7	61.4%	10,395.3	55.5%
Total Interest.Earning Assets	6,873.8	56.7%	10,492.4	55.2%
Interest Bearing Liabilities
Special Checking Accounst	845.2	29.2%	-	-
Time Deposits	1,386.0	42.9%	1,491.6	51.1%
Borrowings from Other Fin. Inst. & Unsub Negoiable Obligations	2,620.5	28.3%	4,939.1	60.8%
Total Interest-Bearing Liabilities	4,851.7	32.6%	6,430.8	56.8%

Consumer Finance Lending Business*	1Q20	1Q19
Avg. Assets	9,603	13,471.5
Net Financial Income	585.6	383.5
Loan Loss Provisions	203.2	492.2
Personnel & Administrative Expenses	537.1	440.1
Attributable Comprehensive Income	-217.0	-591.7
Net Financial Income / Average Assets**	24.4%	11.4%
Loan Loss Provisions / Average Assets**	8.5%	14.6%
Operating Expenses /Average Assets**	22.4%	13.1%
ROAA**	-9.0%	-17.6%
ROAE**	-29.6%	-76.9%
Assets / Shareholders´Equity	3.3	4.4

*Includes CCF / MILA and TA results and assets

**Annualized ratios

Loan loss provisions amounted to AR$201.1 million in 1Q20, down 72.3% from 1Q19

The NPL ratio was 10.0% in 1Q20, declining from 21.0% in 1Q19. NPL improvement in asset quality  reflecting the measures taken by the Company since 1Q18 to enhance asset quality following the peaks observed in 2Q18, but also benefitting from Central Bank regulatory easing amid the pandemic on debtor classifications (adding a 60 days grace period before the loan is classified as NPL).

Loans (net of Provisions for loan losses) totaled AR$6.0 billion as of March 31, 2020 decreasing 43.5% YoY. The contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as lower consumer credit demand.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

The Insurance Broker began operations in August 2019, with the launch of an integral insurance product offering to its customers, with initial focus on Entrepreneurs & Small Businesses and SMEs.

Insurance Segment – Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Net Financial Income	72.2	136.1	-46.9%
Net Service Fee Income	282.4	234.5	20.4%
Net Operating Revenue, before Loan Loss Provisions	356.8	371.5	-4.0%
RECPPC	-80.2	-136.0	-41.1%
Profit before Income Tax	161.9	135.1	19.9%
Attributable Net Income	94.7	54.9	72.6%
Gross written premiums	472.4	434.1	8.8%
Claims Paid	65.7	61.8	-
Combined Ratio	62.2%	68.8%

Gross written premiums by product						% Change
(in million)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Life insurance and total and permanent disability for debit balances	0.9	1.0	3.1	7.6	7.7	-9.9%	-88.0%
Presonal accident Insurance	24.3	28.9	30.6	30.5	32.1	-15.9%	-24.2%
Protected Bag Insurande	62.9	61.7	70.0	64.6	66.5	2.0%	-5.4%
Broken Bones	16.6	17.0	19.8	17.8	17.2	-2.4%	-3.2%
Others	9.7	9.6	14.9	8.7	12.8	1.7%	-24.2%
Home Insurance	70.7	62.9	99.3	71.1	63.7	12.4%	11.1%
Technology Insurance	26	23	38	22	21	15.7%	23.3%
ATM Insurance	20.0	27.0	16.9	15.9	18.1	-25.8%	10.9%
Mortgage Insurance	30.0	30.7	31.6	40.9	34.0	-2.2%	-11.8%
Life Insurance	211.0	230.2	269.8	177.7	180.6	-8.3%	16.8%
Total	472.4	491.6	594.0	456.8	453.8	-3.9%	4.1%

Attributable Net income of the Insurance Segment in 1Q20 was AR$94.7 million, compared to AR$54.9 million in 1Q19.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans and some bigger loans which may exceed certain amount. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products including; Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

Gross written premiums measured in the unit at the end of the reporting period were down 3.9% QoQ, with non-credit related policies increasing AR$19.1 million, or 3.9%. Claims paid (measured in the unit at the end of the reporting period ) decreased 12.6%.

Gross written premiums were up 4.1% YoY, with non-credit related policies increasing AR$25.3 million, or 5.7%. Claims paid amounted AR$65.7 million increasing 6.4%.

Profit before Income tax of the Insurance Segment in 1Q20 was AR$161.9 million, increasing 19.9% YoY.

Combined ratio improved to 62.2% in 1Q20 from 68.8% in 1Q19. The decrease in the combined ratio is explained by lower general expenses higher GWP while Claims paid increased YoY.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment, while the MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management & Others Segment.

Asset Management & Others Segment Highlights			% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	1Q19	YoY
Net Interest Income	15.8	33.8	-53.1%
NIIFI & Exchange rate differences	42.4	68.9	-38.4%
Net Financial Income	58.3	102.7	-43.2%
Net Service Fee Income	201.0	179.9	11.7%
Net Operating Revenue, before Loan Loss Provisions	284.2	317.7	-10.6%
RECPPC	-34.1	-101.2	-66.3%
Profit before Income Tax	83.5	32.7	155.3%
Attributable Net Income	40.5	-20.0	-
Assets Under Management	23,555	16,801	40.2%
Market Share	2.4%	2.3%

During 1Q20, Profit before Income tax, was AR$83.5 compared to AR$32.7 million in 1Q19. This gain reflects both higher activity level in the asset management industry as well as higher revenues from InvertirOnline.

Net Income of the Asset Management Segment & Other Segments was of AR$40.5 million compared to a Net Loss of AR$20.0 million in 1Q19.

YoY, Net Service Fee Income increased 11.7% or AR$21.1 million.

Assets under management amounted to AR$23.6 billion as of March 31, 2020, up from AR$16.8 billion as of March 2019.

RELEVANT EVENTS

The Ongoing COVID-19 Pandemic

In response to the COVID-19 pandemic, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, issuing stay at home orders and similar actions.

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory early lockdown and shut down of non essential businesses that began on March 19, 2020 and has been extended several times, most recently through June 7, 2020.

At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and measures taken to contain the virus, the Argentine government has adopted social aid, monetary and fiscal measures, including the following:

•      Closure of bank branches. On March 20, 2020, the Central Bank determined that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension plans and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital means. Beginning on April 13, 2020, financial entities have been allowed to reopen only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, provided that certain health and security requirements are complied with. Additionally, beginning on April 20, 2020, the Central Bank has allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts.

•      Postponement of loan payments. The Central Bank postponed payments on loans maturing during the national lockdown period, and suspended the accrual of punitive interests onloans with maturity between April 1 and June 30, 2020.

•      ATM fees. The Central Bank determined that, until June 30, 2020, any operation effected through ATMs will not be subject to any charges or fees.

•      Mortgage loan installments and mortgage foreclosures. The government froze the monthly installments of mortgage loans over properties designated as the borrower’s only and permanent residence and prohibited mortgage foreclosures, until September 30, 2020. The debit balance resulting from the freezing of the installment increases may be refinanced in up to nine consecutive monthly installments, upon request by the borrower.

•      Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020 should be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43%.

•      Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until April 30, 2020 which was then extended.

•      Time deposits minimum rate. The Central Bank ruled that all non-adjustable time deposits under Ps.4 million made by individuals as of April 20, 2020 will have a minimum interest rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit was made. Later on, this measure was extended to all time deposits.

•      Family emergency income and extraordinary subsidies. The government established (i) a stipend of Ps.10,000, for the month of April 2020, for people who are unemployed or working informally, and self-employed workers who are not currently generating or receiving other income; and (ii) an extraordinary subsidy of Ps.3.000, for the month of April 2020, for beneficiaries of pension schemes and certain retirement benefits.

•      Prohibition of dismissals and suspensions. The government prohibited dismissals of employees until May 30, 2020, and this prohibition was extended for an additional period.

•      Labor market emergency assistance program. The government created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries.

•      Additionally, some of the government measures are aimed at encouraging bank lending, such as:

•	Limitations on holding Central Bank notes. Simultaneously with the creation of the fund within the FOGAR, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs.

•	Reserve requirements. The Central Bank established that the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 to SMEs and households may be deducted from reserve requirements, considering 130% of the amount when the proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries.

•	Debtor Classifications: The Central Bank established new rules regarding the criteria for debtor classification and provisioning until September 30, 2020. These rules provide an additional 60 days period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. At the same time, the Central Bank ruled the suspension of the mandatory reclassification of debtors who are delinquent in other banks.

In addition, by means of Communication “A” 6939, the Central Bank suspended, until June 30, 2020, the distribution of dividends by financial entities.

Financial Reporting in Hyperinflationary Economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity hose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of he reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

By issuing the Communication “A” 6651 in February 2019, the Central Bank adopted IAS 29 and the inflation adjustments provisions stated therein for fiscal years starting January 1, 2020.

Therefore, IAS 29 is applied to the Company’s financial statements for the fiscal year starting January 1, 2020.

Adoption of IFRS 9 – Impairment of financial assets

Pursuant to Communication “A” 6430 issued on January 12, 2018, provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on January 1, 2020 shall be started.

Through Communications “A” 6778 and 6847 issued on September 5 and December 27, 2019, respectively, the Central Bank introduced a progressive adoption of the impairment model for IFRS 9 in a 5-year period for Group B entities, where Cordial Compañia Financiera (CCF), Supervielle’s consumer finance company, is included. According to this model, the impact on the balance sheet for adopting IFRS 9 (i.e. the difference between loan loss reserves recorded as of December 31, 2019 and those required by the expected losses model) will be recognized in 5 years, recording 5% of such difference in each quarter on a cumulative basis starting March 31, 2020. More recently, amid the Covid-19 outbreak, the Central Bank postponed until 2021 the application of the expected credit losses criteria for Group B entities. Therefore, Cordial Compañia Financiera continues under the under the previous accounting framework of minimum loan loss provisions.

In addition, the Central Bank established a temporary exclusion from the impairment model of IFRS 9 for government-issued debt securities.

a)	Financial instruments presentation

For the purposes of estimating ECL, and in accordance with its internal policies, the Company classifies its financial instruments (financial assets, loan commitments and guarantees) measured at amortized cost or fair value through other comprehensive income in one of the following categories:

-	Normal Risk ("Stage 1"): includes all instruments have not experienced a significant increase in credit risk since initial recognition and is not purchased or originated credit impaired.

-	Normal risk under watchlist ("Stage 2"): includes all instruments that, have experienced significant increases in credit risk since initial recognition but are not yet deemed credit-impaired.

-	Doubtful Risk (“Stage 3"): includes financial instruments, overdue or not, which are considered to be credit impaired. Likewise, loan commitmennts or financial guarantees whose payment is probable and their recovery doubtful are considered to be in Stage 3.

As a rule, the expected credit loss (“ECL”) is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Depending on the abovementioned classification of financial instruments, the expected credit losses may be over 12 months or during the life of the financial instrument:

-	12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified in Stage 1.

-	Lifetime Expected credit losses are those arising from the potential default events that are likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified in Stage 2 or Stage 3.

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. duration, purchase options, etc.), for most financial instruments the contractual period (including extension options) is the maximum period considered to measure expected credit losses. In the case of revolving credit facilities (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, taking into account the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

b)	Significant increase in credit risk

Supervielle considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Personal and Business Banking

•	Portfolios between 31 and 90 days past due

•	Portfolios whose classification under Argentine Central Bank regulation is higher than 1 (except for Senior Citizens Portfolio)

•	Score of behavior less than cut off

Corporate Banking

•	Portfolios whose classification under Argentine Central Bank regulation is higher than 1 (except Senior Citizens)

•	Credit Ratings C (Probability of default higher than 30%)

c)	Impairment valuation assessment

The impairment model in IFRS 9 applies to financial assets measured at amortized cost, debt instruments at fair value through other comprehensive income, lease receivables and loan commitments and financial guarantees that are not measured at fair value.

ECL represents the best estimation of the financial assets´ expected credit losses at the balance sheet date, assessed both individually and collectively.

-	Individually: Supervielle individually assesses impairment on those financial instruments that are considered to be significant and with sufficient information to make such an estimate

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows discounted using the original effective interest rate. The estimate of these cash flows takes into account all available information on the financial asset and the guarantees associated with that asset.

-	Collectively: Supervielle also assesses impairment collectively in cases where they are not assessed on an individual basis. This includes, for example, loans to individuals, sole proprietors or businesses in Personal and Business Banking subject to a standarized risk management.

For expected credit loss provisions modelled on a collective basis, the Company has developed internal models. The grouping of exposures is preformed on the basis of shared characteristics, such that risk exposures within group are homogeneous. In performing the grouping there must be sufficient information for the group to be statistically reliable.

The Company has identified three groupings: Personal and Business Banking, Corporate Banking and Consumer Finance. At this stage, Cordial Compañia Financiera, Supervielle’s main Consumer Finance company, is not required to implement IFRS9 until 2021.

Amongst the two segments that apply IFRS 9, Supervielle estimates parameters in a more granular way based on the shared risk characteristics. Below are detailed the groupings by shared risk characteristics:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default	Personal loans (1)
Credit card loans (1)
Overdrafts
Documents
Mortgage loans and leasing
Refinancing
Other financings
	Loss Given Default	Personal loans
Credit card loans
Overdrafts
Mortgage loans and leasing
Refinancing
Other financings
Corporate Banking	Probability of Default (2)	Small companies
Medium companies
Big companies
Financial Area
	Loss Given Default	Overdrafts
Documents
Leasing
Unsecured loans
Other financings
Other receivables from financial transactions

(1)	For credit cards and personal loans, the breakdown per segment was added because there was enough materiality. The segments are: senior citizens, high income open market, high income payroll, non- high income open market, non-high income payroll, bussiness in Personal and Business Banking, former senior citizens and former payroll

(2)	Groups made to calculate the probability of default are carried out by company size, occasionally classified by economic activity in Stage 1. For Stage 2 and Stage 3, the Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to perform a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Supervielle performs backtesting analysis to evaluate the reasonableness of the collective models.

Expected credit loss impairment allowance in the financial statements reflects a range of possible outcomes, calculated on a probability weighted basis based on three possible future scenarios, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are considered to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), Interest Rate, unemployment rate, etc.).

For the estimation of the parameters used in the determination of the allowance for loan losses (EAD - Exposure at Default, PD -Probability of Default, LGD -Loss Given Default), Supervielle based the calculation in its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment models under IFRS 9.

-	Exposure at default: it is based on the amounts Supervielle expects to be owed at the time of default, over the next 12 months or over the remaining life of the instrument. For example, for revolving credit facilities, Supervielle includes the current draw down balance plus any further amount that it is expected to be drawn up to the contractual limit by the time of default.

-	Probability of default: it represents the likelihood of a borrower defaulting on its financial obligation over the next 12 months or over the remaining life of the instrument depending on the stage.

-	Loss given default: represents the Company´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default.

The definition of default implemented by the Company for the purpose of calculating ECL is based on the requirements of IFRS 9, which considers that a financial asset is in "default" when a payment is more than 90 days past due or if the Company considers the payment will not be reimbursed.

For the estimation of the expected credit losses, prospective information is taken into account.

As of January 1, 2020 and March 31, 2020, for all portfolios, the Company concluded that three scenarios appropriately captured non-linearities. Scenario weights are determined by a combination of statistical analysis and expert opinion, considering the range of possible outcomes of which each chosen scenario is representative. The evaluation of significant increases in credit risk is carried out using the Probability of Default (PD) Lifetime in the base scenario and the other scenarios, multiplied by the weight associated with each scenario, together with qualitative and backstop indicators. This determines whether the financial instrument is in Stage 1, Stage 2, or Stage 3, and therefore whether to register 12-month PCE or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Company considers that these forecasts represent its best estimate of the possible results and has analyzed the non-linear and asymmetric impacts within the different Bank portfolios to establish that the chosen scenarios are representative of the range of possible scenarios.

The most significant assumptions used to estimate the PCE as of March 31, 2020 are presented below:

Parameter	Segment	Macroeconomic variable	Optimistic Scenario	Base scenario	Pessimistic scenario
Probability of Default	Personal and Business Banking	Real Wage	(3.23)%	(3.64)%	(3.64)%
	Corporate	Badlar	50.71%	50.67%	33.59%
	Consumer Finance	Monthly Economic Activiy Estimator	137.26	136.88	132.93

The weights assigned to each scenario as of March 31, 2020 are presented below:

Base scenario	80%
Optimistic Scenario	10%
Pessimistic scenario	10%

Financial Agency Agreement of the Province of San Luis

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Only two proposals were presented on March 15, 2019. On December 6, 2019, the provincial government issued the Decree No. 8,589 that resolved to close the auction process without awarding the financial agency agreement. Supervielle will continue to render services as Financial Agent until the Province of San Luis names a new Financial Agent.

CREDIT RATINGS

Banco Supervielle Credit Rating

Fitch has reviewed the ratings of Argentine financial institutions (FIs) following the downgrade of the sovereign's long-term following the government's unilateral extension of repayment on certain debt obligations. As a result, on October 1, 2019 Fitch Ratings reviewed Banco Supervielle S.A.'s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'CC'. On February 5, 2020, Fitch has maintained this rating.

Banco Supervielle Credit Rating

April 7, 2020, Moodys outlook changed to negative from under review and downgraded the foreign currency debt ratings to Ca, driven by the lowering of Argentina's country ceiling for foreign currency deposits to Ca, from Caa2, which in turn derives from the sovereign debt downgrade to Ca. As a result, the ratings and assessments assigned to Supervielle were downgraded to Ca from Caa2. Supervielle's Baseline Credit Assessment (BCA) was downgraded to Ca from Caa2, and its deposit and debt ratings were downgraded to Ca fromCaa2, while its national scale deposit ratings were downgraded to Ca.ar from B2.ar.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) reviewed a local long term national scale rating for Banco Supervielle as AA- (Arg), with a negative outlook in line with the outlook of the Argentine Financial System. This rating was reviewed on October 11, 2019 and confirmed on April 29, 2020.

REGULATORY CHANGES

Voluntary Bond Swap of Lecaps

On January 20, 2020, the Ministry of Economy and the Secretary of Finance offered a voluntary bond swap of the Treasury capitalizing notes in pesos (LECAPs) with original maturity on August 30th 2019, September 13th 2019, October 11th 2019, November 25th 2019 and February 28th 2020, which had been reprofiled through Decree 596 in August 2019. This swap included the exchange of these notes for BADLAR adjusted notes (LEBADs), with maturities on September 18, 2020 and December 22, 2020.

Voluntary Swap of Letes

In May, 2020, the Bank participated in the voluntary swap launched by the Ministry of Economy of US$ Treasury Bills (LETES) for Treasury Bonds in Pesos adjustable by CER (BONCER), with a nominal value of 53,481,301, being awarded 100%. After the aforementioned Swap, the Bank does not hold Letes.

Special treatment for debt instruments of the Non-Financial Public Sector

On December 31, 2019, the Central Bank, through Communication "A" 6847 provided a special treatment for debt instruments of the Non-Financial Public Sector, which will be effective January 1, 2020. The aforementioned special treatment implies temporarily excluding the scope of application of IFRS 9 to non-financial public sector debt instruments.

Also effective January 1, 2020, financial institutions were allowed to re-categorize the instruments corresponding to the non-financial public sector that are measured at Fair value through profit or loss and at Fair value through other comprehensive income to the Amortized cost criteria, using as incorporation value the book value at that date. With respect to the instruments for which this option has been exercised, in case the book value is above its fair value, the accrual of interest will be interrupted. The Company decided to re-categorized the Letes held following this regulation, until the moment the Letes were swaped for BONCER.

Minimum Cash Reserve Requirements

Amid the Covid-19 pandemic outbreak, the Central Bank eased minimum cash reserve requirements by increasing the amount of deductions allowed to reduce reserve requirements.

New most relevant deductions include:

(1)	a 40% of the amount total loans granted by the bank (balances) to MiPyMES at interest rates of 24% or below;

(2)	a 60% of the total financing granted to eligible customers, at 0% interest rates;

(3)	a 35% of the aggregate financings in Pesos granted by the bank under the “Ahora 12” program, with a limit of 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

(4)	Amounts of cash withdrawals made through the bank’s ATMs

More recently, the Central Bank ruled that 100% of cash reserve requirement corresponding to time deposits can be set up with Leliqs.

Subsequent Events

Annual General Meeting

On April 28, 2020 Grupo Supervielle held its Annual General Meeting of Shareholders and approved all the proposals submitted by the Board of Directors, including:

•	Annual and consolidated financial statements for the financial year ended December 31, 2019,

•	Appointment of members of the board of directors,

•	Creation of a Voluntary Reserve for future dividends of AR$ 426,000,000.00

•	Delegation to the Board of Directors of the power to disaffect the Voluntary Reserve established for the future distribution of dividends and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting, and

•	Election of Price Waterhouse Coopers as the company’s independent auditor.

The following table shows the new composition of the board of directors:

Name	Title	Date of expiration of current term(3)
Julio Patricio Supervielle	Chairman of the Board	December 31, 2020
Jorge Oscar Ramírez	First Vice-Chairman of the Board	December 31, 2020
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	December 31, 2021
Atilio Dell’Oro Maini	Director	December 31, 2020
Eduardo Braun*	Director	December 31, 2020
Victoria Premrou*	Director	December 31, 2020
Laurence Nicole Mengin de Loyer*	Director	December 31, 2020
Hugo Enrique Santiago Basso	Director	December 31, 2020

* Independent directors according to CNV Rules and NYSE Rules

Appendix: Definition of ratios

Net Interest Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Net Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Attributable Net Income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency Ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to Total Deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets.

Cost of Risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter, which is equivalent to the net increase in NPL on our balance sheet plus portfolio written off in the quarter.

Grupo Supervielle Financial Statements

Consolidated Balance Sheet Data
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	mar 20	sep 19	jun 19	mar 19	dec 18
Assets
Cash and due from banks	35,748.1	28,462.4	22,710.5	35,876.5	46,037.3
Secuities at fair value through profit or loss	487.1	612.8	38,002.7	56,781.9	52,246.0
Derivatives	143.4	277.7	253.2	130.9	269.1
Repo transactions	79.1	-	4,813.1	48.3	-
Other financial assets	2,711.0	2,260.4	2,048.8	3,998.3	5,147.1
Loans and other financings	88,783.8	95,832.4	102,271.2	108,418.1	117,561.6
Other securities	46,657.0	11,274.3	4,611.9	4,293.0	3,811.3
Financial assets in guarantee	5,822.5	5,749.7	4,544.8	5,616.8	7,261.6
Current Income tax assets	47.2	110.4	-	-	-
Investments in equity instruments	8.8	15.7	10.5	12.4	14.9
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-
Property, plant and equipment	4,709.2	4,314.2	4,540.0	3,788.4	3,486.5
Intangible assets	4,624.0	4,713.5	4,429.1	4,429.1	4,429.1
Deferred tax assets	1,320.1	1,447.1	1,896.1	1,899.1	1,341.7
Other non-financial assets	5,831.7	5,814.2	4,875.4	2,880.3	3,981.3
Total assets	196,973.1	160,885.0	195,007.4	228,173.3	245,587.4
Liabilities and shareholders’ equity
Deposits:	135,795.5	95,950.4	122,914.5	152,599.4	162,713.1
Non-financial public sector	5,568.2	5,896.8	9,156.8	13,627.9	16,623.2
Financial sector	16.8	30.3	32.6	36.0	30.2
Non-financial private sector and foreign residents	130,210.5	90,023.3	113,725.2	138,935.5	146,059.7
Liabilities at a fair value through profit or loss	365.7	204.3	-	2,403.8	2,028.4
Derivatives	-	-	-	-	-
Repo transactions	269.9	344.8	383.3	585.0	2,221.2
Other financial liabilities	9,887.7	9,596.9	8,844.5	9,530.7	9,632.0
Financing received from Central Bank and others	8,409.6	9,720.9	12,276.4	6,358.9	10,389.4
Medium Term Notes	4,112.2	6,561.2	12,250.6	15,750.3	17,788.5
Current Income tax liabilities	-	-	251.8	676.8	689.4
Subordinated Loan and Negotiable Obligations	1,911.5	2,285.2	2,527.4	2,104.7	2,343.4
Provisions	545.8	729.8	186.4	161.2	138.4
Deferred tax liabilities	501.0	545.8	21.3	52.9	654.0
Other non-financial liabilities	8,672.0	8,849.2	8,575.4	6,248.7	8,674.4
Total liabilities	170,471.0	134,788.5	168,231.6	196,472.4	217,272.3
Attributable Shareholders’ equity	26,481.0	26,075.7	26,754.8	31,678.2	28,291.6
Non Controlling Interest	21.1	20.8	21.0	22.7	23.5
Total liabilities and shareholders’ equity	196,973.1	160,885.0	195,007.4	228,173.3	245,587.4

Consolidated Balance Sheet Data - Non Restated Figures
(In millions of Argentine Ps.)	mar 20	dec 19	sep 19	jun 19	mar 19
Assets
Cash and due from banks	35,753.0	26,403.1	18,857.4	26,481.5	31,051.5
Secuities at fair value through profit or loss	487.1	568.5	31,555.0	41,912.5	35,216.4
Derivatives	143.4	257.6	210.2	96.7	181.4
Repo transactions	79.1	-	3,996.5	35.7	-
Other financial assets	2,749.5	2,092.8	1,701.2	2,951.3	2,699.7
Loans and other financings	88,759.0	88,922.2	84,919.4	80,026.8	79,458.7
Other securities	46,657.0	10,671.6	3,829.5	3,168.8	3,369.4
Financial assets in guarantee	5,822.5	5,333.7	3,773.7	4,146.0	4,894.7
Current Income tax assets	46.1	120.7	-	-	-
Investments in equity instruments	8.8	14.6	8.8	9.1	10.1
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-
Property, plant and equipment	3,543.4	3,074.8	2,300.0	1,752.2	1,770.6
Intangible assets	2,275.0	2,308.4	2,083.3	2,036.3	1,942.1
Deferred tax assets	1,370.3	1,841.1	1,574.4	1,401.8	935.1
Other non-financial assets	1,175.5	978.1	4,392.7	1,665.8	1,851.3
Total assets	192,679.5	146,493.1	159,815.8	166,144.7	163,849.3
Liabilities and shareholders’ equity
Deposits:	135,795.5	89,008.2	102,060.3	112,638.3	109,676.8
Non-financial public sector	5,568.2	5,470.2	7,603.2	10,059.2	11,204.8
Financial sector	16.8	28.1	27.1	26.6	20.3
Non-financial private sector and foreign residents	130,210.5	83,509.9	94,430.0	102,552.6	98,451.6
Liabilities at a fair value through profit or loss	365.7	189.6	-	1,774.3	1,367.2
Derivatives	-	-	-	-	-
Repo transactions	269.9	319.8	318.3	431.8	1,497.2
Other financial liabilities	9,871.9	9,171.2	7,343.9	7,034.9	6,521.6
Financing received from Central Bank and others	8,411.0	9,017.6	10,193.5	4,693.7	7,021.3
Medium Term Notes	4,112.2	6,086.5	10,172.1	11,625.8	11,990.4
Current Income tax liabilities	-	-	209.1	499.5	504.3
Subordinated Loan and Negotiable Obligations	1,911.5	2,119.9	2,098.6	1,553.6	1,579.6
Provisions	545.8	677.0	154.8	119.0	93.4
Deferred tax liabilities	-37.0	2.0	17.7	39.0	10.6
Other non-financial liabilities	8,729.0	8,202.7	7,120.4	6,340.3	5,801.0
Total liabilities	169,975.6	124,794.5	139,688.7	146,750.3	146,063.3
Attributable Shareholders’ equity	22,685.2	21,680.0	20,109.7	19,377.6	17,771.0
Non Controlling Interest	18.6	18.6	17.4	16.8	15.0
Total liabilities and shareholders’ equity	192,679.5	146,493.1	159,815.8	166,144.7	163,849.3

Income Statement						% Change
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Consolidated Income Statement Data NIIF:
Interest income	13,068.4	12,388.4	11,715.2	11,909.6	12,270.2	5.5%	6.5%
Interest expenses	-6,038.3	-7,478.4	-9,782.5	-9,999.6	-10,376.1	-19.3%	-41.8%
Net interest income	7,030.1	4,910.0	1,932.7	1,910.0	1,894.1	43.2%	271.2%
Net income from financial instruments at fair value through profit or loss	316.5	3,204.4	5,528.6	6,854.5	7,008.4	-90.1%	-95.5%
Exchange rate difference on gold and foreign currency	93.9	513.3	-766.6	377.3	-473.3	-81.7%	-119.8%
NIFFI & Exchange Rate Differences	410.3	3,717.6	4,762.0	7,231.8	6,535.1	-89.0%	-93.7%
Net Financial Income	7,440.4	8,627.6	6,694.7	9,141.8	8,429.2	-13.8%	-11.7%
Fee income	2,407.0	2,145.9	2,397.6	2,321.3	2,405.5	12.2%	0.1%
Fee expenses	-669.4	-634.7	-687.2	-590.9	-506.2	5.5%	32.3%
Income from insurance activities	323.4	368.7	327.4	302.6	321.4	-12.3%	0.6%
Net Service Fee Income	2,060.9	1,879.9	2,037.8	2,033.0	2,220.8	9.6%	-7.2%
Subtotal	9,501.3	10,507.6	8,732.6	11,174.8	10,650.0	-9.6%	-10.8%
Result from exposure to changes in the purchasing power of the currency	-869.3	-1,874.3	-1,775.9	-907.4	-1,694.8	-53.6%	-48.7%
Other operating income	819.1	682.6	732.8	726.1	824.1	20.0%	-0.6%
Loan loss provisions	-1,580.6	-1,197.2	-2,544.7	-1,694.9	-2,896.6	32.0%	-45.4%
Net Operating Income	7,870.5	8,118.6	5,144.7	9,298.6	6,882.7	-3.1%	14.4%
Personnel expenses	3,561.9	4,257.7	3,414.9	4,008.4	3,588.1	-16.3%	-0.7%
Administration expenses	1,818.5	2,085.9	1,995.4	2,117.2	1,963.2	-12.8%	-7.4%
Depreciations and impairment of assests	451.9	568.2	577.0	574.6	411.2	-20.5%	9.9%
Other operating expenses	1,241.1	2,135.3	1,547.7	1,614.7	1,552.0	-41.9%	-20.0%
Operating income	797.0	-928.4	-2,390.1	983.6	-631.8	-185.8%	-226.2%
Profit before income tax	797.0	-928.4	-2,390.1	983.6	-631.8	-185.8%	-226.2%
Income tax	343.2	-168.6	-208.2	-148.0	723.1	-303.6%	-52.5%
Net income for the year	453.8	-759.8	-2,181.9	1,131.6	-1,354.9	-159.7%	-133.5%
Net income for the year attributable to parent company	453.4	-759.4	-2,179.7	1,130.5	-1,353.5	-159.7%	-133.5%
Net income for the year attributable to non-controlling interest	0.4	-0.4	-2.2	1.2	-1.4	-200.7%	-127.7%
Other Comprehensive Income, net of tax	-48.2	83.2	0.7	10.8	-1.6	-157.9%	3001.0%
Comprehensive income	405.5	-676.6	-2,181.2	1,142.4	-1,356.4	-159.9%	-129.9%
Attributable to owners of the parent company	405.2	-676.2	-2,179.0	1,141.2	-1,355.0	-159.9%	-129.9%
Attributable to non-controlling interests	0.3	-0.4	-2.2	1.2	-1.4	-189.2%	-124.2%
ROAE	7.7%	-13.1%	-35.5%	18.0%	-20.1%
ROAA	1.0%	-1.7%	-4.2%	2.0%	-2.2%

Income Statement - Non restated Figures						% Change
(In millions of Argentine Ps.)	1Q20	4Q19	3Q19	2Q19	1Q19	QoQ	YoY
Argentine Banking GAAP:
Interest income	12,712.3	11,009.3	9,236.2	8,546.5	7,937.5	15.5%	60.2%
Interest expenses	(5,872.3)	(6,597.0)	(7,712.5)	(7,175.8)	(6,719.2)	-11.0%	-12.6%
Net interest income	6,840.0	4,412.3	1,523.8	1,370.7	1,218.3	55.0%	461.4%
Net income from financial instruments at fair value through profit or loss	306.8	2,788.5	4,358.7	4,918.8	4,587.8	-89.0%	-93.3%
Exchange rate differences on gold and foreign currency	90.6	457.1	(604.4)	270.8	(328.3)	-80.2%	-127.6%
NIFFI& Exchange Rate Differences	397.4	3,245.5	3,754.4	5,189.6	4,259.4	-87.8%	-90.7%
Net Financial Income	7,237.5	7,657.8	5,278.1	6,560.3	5,477.7	-5.5%	32.1%
Fee income	2,345.1	1,898.7	1,890.3	1,665.8	1,561.8	23.5%	50.1%
Fee expenses	(652.6)	(550.1)	(541.8)	(424.0)	(334.1)	18.6%	95.3%
Income from insurance activities	289.6	266.8	258.1	217.2	204.0	8.5%	42.0%
Net Service Fee Income	1,982.1	1,615.5	1,606.6	1,458.9	1,431.7	22.7%	38.4%
Other operating income	795.7	875.5	722.9	521.0	532.9	-9.1%	49.3%
Loan loss provisions	(1,541.8)	(1,368.1)	(2,007.4)	(1,210.8)	(1,893.0)	12.7%	-18.6%
Net Operating Revenue	8,473.4	8,780.7	5,600.3	7,329.4	5,549.3	-3.5%	52.7%
Personnel expenses	3,459.1	3,821.9	2,692.3	2,876.5	2,317.2	-9.5%	49.3%
Administrative expenses	1,772.0	1,868.4	1,573.1	1,519.4	1,280.5	-5.2%	38.4%
Depreciation& Amortization	257.3	253.8	231.2	208.8	200.4	1.4%	28.4%
Other expenses	1,204.6	1,806.7	1,220.2	1,158.7	1,002.5	-33.3%	20.2%
Operating income	1,780.4	1,029.8	(116.5)	1,566.1	748.7	72.9%	137.8%
Profit before income tax	1,780.4	1,029.8	(116.5)	1,566.1	748.7	72.9%	137.8%
Profit from continuing operations	1,780.4	1,029.8	(116.5)	1,566.1	748.7	72.9%	137.8%
Income tax expense	313.5	(437.5)	(417.8)	(337.1)	159.1	-171.6%	97.0%
Net income	1,466.9	1,467.3	301.3	1,903.2	589.5	0.0%	148.8%
Attributable to owners of the parent company	1,465.7	1,466.2	301.0	1,901.5	589.1	0.0%	148.8%
Attributable to non-controlling interests	1.2	1.1	0.3	1.7	0.4	12.6%	212.9%
Other comprehensive income, net of tax	(48.5)	104.2	431.4	7.7	26.3	-146.6%	-284.8%
Comprehensive income	1,418.4	1,571.5	732.7	1,911.0	615.8	-9.7%	130.3%
Attributable to owners of the parent company	1,417.2	1,570.3	732.1	1,909.3	615.4	-9.8%	130.3%
Attributable to non-controlling interests	1.2	1.2	0.6	1.7	0.4	1.5%	200.3%
ROAE	26.4%	28.4%	6.2%	42.2%	13.6%
ROAA	3.5%	3.7%	0.7%	4.7%	1.5%

About Grupo Supervielle S.A.

(NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of the date of this report Supervielle had 316 access points and 1.8 million active customers. As of March 31, 2020, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.9%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

mailto:Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 8, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer